Exhibit 99.1

Rogers Communications Reports Third Quarter 2006 Results

Consolidated Revenue Grows 15% to $2.35 Billion and Consolidated Operating Profit Increases
33% to $784 Million Driving Operating Profit Margin up 460 Basis Points;

Wireless Postpaid ARPU Grows 5.3% and Postpaid Churn Falls to 1.3%, Cable and Telecom
Residential and Business Local Telephony Lines Reach 823,100, and Solid Growth in Cable and
High-Speed Internet Subscribers Continues;

Two-For-One Stock Split and 113% Dividend Increase Announced

TORONTO (October 31, 2006) - Rogers Communications Inc. today announced its consolidated financial and operating results for the three and nine months ended September 30, 2006.

Financial highlights (in thousands of dollars, except per share amounts) are as follows:

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue	$2,347.3	$2,047.1	14.7	$6,615.3	$5,362.0	23.4
Operating profit (1)	784.3	589.4	33.1	2,122.7	1,630.1	30.2
Net income	154.0	48.9	n/m	446.3	22.1	n/m
Earnings per share - basic	0.49	0.17	188.2	1.41	0.08	n/m
- diluted	0.48	0.16	200.0	1.39	0.08	n/m

(1)
 Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with generally accepted accounting principles (“GAAP”). See the “Reconciliation of Operating Profit to Net Income for the Period” section for a reconciliation of operating profit to operating income and net income under GAAP and the “Key Performance Indicators and Non-GAAP Measures” section.

Highlights of the third quarter of 2006 include the following:

•
Operating revenue increased 14.7% for the quarter, with all three of our operating units delivering solid double-digit growth, including 18.4% growth at Rogers Wireless (“Wireless”), 10.2% growth at Rogers Cable and Telecom (“Cable and Telecom”) and 12.2% growth at Rogers Media (“Media”).

•
Consolidated quarterly operating profit grew 33.1% year-over-year, driven by growth at all three operating segments including 47.0% growth at Wireless, 9.5% growth at Cable and Telecom and 17.1% growth at Media.

•	Strong subscriber growth continued at Wireless, with quarterly net postpaid additions of 171,200 and net prepaid additions of 31,800.

•
Wireless postpaid subscriber monthly churn was 1.30% versus 1.50% in the third quarter of 2005, while postpaid monthly ARPU (average revenue per subscriber) increased 5.3% in the quarter to $70.37. The ARPU increase reflects a 47.9% lift in data revenues, which represented 10.5% of

Rogers Communications Inc.	1	Third Quarter 2006

total wireless network revenue in the quarter, as well as continued growth in roaming and other optional voice services.

•
Cable and Telecom ended the quarter with more than 270,800 residential voice-over-cable telephony subscriber lines, with net additions of 106,100 cable telephony subscriber lines for the quarter (of which approximately 14,400 were migrations from the circuit-switched platform). The Rogers Home Phone (“RHP”) cable telephony service is now available to approximately 90% of Rogers’ cable homes passed. The combined number of local telephony lines on both the cable telephony and circuit-switched platforms from Rogers Home Phone and Rogers Business Solutions reached 823,100.

•
Cable and Internet reported basic cable subscriber gains of 12,600 versus an increase of approximately 900 in the third quarter of 2005 (after adjusting for the impact in 2005 of a change in our subscriber deactivation policy). Digital cable households increased by 62,200 in the quarter to reach a total of 1,064,400, while residential high-speed Internet subscribers grew by 51,800 in the quarter to a total of 1,250,000. Video-on-demand continues as a core differentiator for Rogers Cable, with quarterly pay-on-demand views increasing by 19.2% year-over-year to 1,721,000 from the third quarter of 2005.

•
We entered into a multi-year agreement with Maple Leaf Sports and Entertainment (“MLSE”) that will see Rogers become a lead sponsor and the preferred supplier of all communications services to the Toronto Maple Leafs, Toronto Raptors and Air Canada Centre.

•
Subsequent to the end of the quarter, the Board of Directors announced a proposal which will have the effect of a two-for-one split of the Rogers Communications Inc. Class A Voting and Class B Non Voting shares following a special shareholder meeting which has been called for December 15, 2006. It is expected that shareholders of record as of the close of business December 29, 2006 will receive one additional share of the relevant class for each share held upon distribution of the additional shares on or about January 5, 2007.

•
Subsequent to the end of the quarter, the Board of Directors also announced an increase in the annual dividend from C$0.15 to C$0.32 per Class A Voting and Class B Non-Voting share (on a pre-split basis) effective immediately, and modified Rogers’ dividend distribution policy to now make dividend distributions on a quarterly basis instead of semi-annually. At the same time, the Board declared the first quarterly dividend of C$0.08 cents per share (on a pre-split basis) to be paid on January 2, 2007 to shareholders of record on December 20, 2006.

“The strength of Rogers’ brand and innovative product sets, combined with our focused and disciplined approach to our markets, produced another strong quarter of double-digit revenue and operating profit growth,” said Ted Rogers, President and CEO of Rogers Communications Inc. “While we have much work and investment in front of us and competition continues to be intense, the solid operating results from our businesses are combining to drive increasing levels of cash flow, and are positioning us increasingly well for continued success.”

Rogers Communications Inc.	2	Third Quarter 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

This management’s discussion and analysis (“MD&A”) should be read in conjunction with our 2005 Annual MD&A and our 2005 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 23 to our 2005 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2005. This MD&A is current as of October 30, 2006.

In this MD&A, the terms “we”, “us”, “our”, and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wholly owned subsidiary Rogers Wireless Communications Inc. and its subsidiaries, including Rogers Wireless Inc. (“RWI”) and its subsidiaries;

•
“Cable and Telecom”, which refers to our wholly owned subsidiary Rogers Cable Inc. and its subsidiaries. RCI acquired Call-Net Enterprises Inc. on July 1, 2005 and subsequently changed its name to Rogers Telecom Holdings Inc. (“RTHI”). The results of RTHI and RTHI’s operating subsidiaries (“Telecom”) are consolidated effective as of the July 1, 2005 acquisition date. On January 9, 2006, RCI’s ownership interest in Telecom was transferred to Rogers Cable Inc. from RTHI. Beginning with the first quarter of 2006, the Cable and Telecom operating unit reports its results according to the following segments: Cable and Internet; Rogers Home Phone (voice-over-cable telephony subscribers from Cable and residential circuit-switched telephony customers from Telecom); Rogers Business Solutions (business telephony and data subscribers primarily from Telecom); and Video store operations. Comparative figures have been reclassified to conform to this new segment reporting.

•
“Media”, which refers to our wholly owned subsidiary Rogers Media Inc. and its subsidiaries including Rogers Broadcasting, which owns Rogers Sportsnet, the Radio stations, OMNI television and The Shopping Channel, Rogers Publishing and Rogers Sports Entertainment, which owns the Toronto Blue Jays and the Rogers Centre. In addition, Media holds ownership interests in entities involved in specialty TV content, TV production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc. excluding our subsidiaries.

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

Rogers Communications Inc.	3	Third Quarter 2006

SUMMARY CONSOLIDATED FINANCIAL RESULTS

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except per share amounts)	2006	2005 (4)	% Chg	2006	2005 (4)	% Chg
Operating revenue
Wireless	$1,265.7	$1,068.9	18.4	$3,468.1	$2,908.1	19.3
Cable and Telecom
Cable and Internet	488.5	436.0	12.0	1,439.5	1,282.8	12.2
Rogers Home Phone	90.8	74.7	21.6	257.0	74.7	n/m
Rogers Business Solutions	148.5	139.0	6.8	441.0	141.2	n/m
Video stores	72.8	77.1	(5.6)	226.0	235.5	(4.0)
Corporate items and eliminations	(1.1)	(1.1)	-	(3.1)	(3.1)	-
	799.5	725.7	10.2	2,360.4	1,731.1	36.4
Media	319.3	284.5	12.2	893.3	797.2	12.1
Corporate items and eliminations	(37.2)	(32.0)	16.3	(106.5)	(74.4)	43.1
Total	2,347.3	2,047.1	14.7	6,615.3	5,362.0	23.4

Operating expenses, including integration and Video store closure expenses
Wireless	705.0	687.4	2.6	2,015.5	1,863.5	8.2
Cable and Telecom
Cable and Internet	279.4	258.2	8.2	824.8	756.2	9.1
Rogers Home Phone	93.7	70.9	32.2	250.4	70.9	n/m
Rogers Business Solutions	142.1	127.4	11.5	404.4	136.0	197.4
Video stores	70.4	72.9	(3.4)	220.4	221.4	(0.5)
Integration costs	1.4	2.3	(39.1)	5.8	2.3	152.2
Corporate items and eliminations	(1.1)	(1.1)	-	(3.1)	(3.1)	-
	585.9	530.6	10.4	1,702.7	1,183.7	43.8
Media	280.3	251.2	11.6	789.2	708.4	11.4
Corporate items and eliminations	(8.2)	(11.5)	(28.7)	(14.8)	(23.7)	(37.6)
Total	1,563.0	1,457.7	7.2	4,492.6	3,731.9	20.4

Operating profit, after integration and Video store closure expenses (1)
Wireless	560.7	381.5	47.0	1,452.6	1,044.6	39.1
Cable and Telecom
Cable and Internet	209.1	177.8	17.6	614.7	526.6	16.7
Rogers Home Phone	(2.9)	3.8	n/m	6.6	3.8	73.7
Rogers Business Solutions	6.4	11.6	(44.8)	36.6	5.2	n/m
Video stores	2.4	4.2	(42.9)	5.6	14.1	(60.3)
Integration costs	(1.4)	(2.3)	(39.1)	(5.8)	(2.3)	152.2
	213.6	195.1	9.5	657.7	547.4	20.1
Media	39.0	33.3	17.1	104.1	88.8	17.2

Corporate items and eliminations	(29.0)	(20.5)	41.5	(91.7)	(50.7)	80.9
Total	784.3	589.4	33.1	2,122.7	1,630.1	30.2

Other income and expense, net (2)	630.3	540.5	16.6	1,676.4	1,608.0	4.3
Net income	$154.0	$48.9	n/m	$446.3	$22.1	n/m

Earnings per share - basic	$0.49	$0.17	188.2	$1.41	$0.08	n/m
- diluted	$0.48	0.16	200.0	$1.39	0.08	n/m

Additions to PP&E (1)
Wireless	$161.5	$106.8	51.2	$483.4	$379.8	27.3
Cable and Telecom
Cable and Internet	114.8	134.8	(14.8)	303.5	355.1	(14.5)
Rogers Home Phone	62.6	29.7	110.8	121.7	94.3	29.1
Rogers Business Solutions	26.3	38.4	(31.5)	50.1	43.2	16.0
Video stores	3.0	2.9	3.4	5.4	10.7	(49.5)
	206.7	205.8	0.4	480.7	503.3	(4.5)
Media	7.1	5.6	26.8	32.5	28.0	16.1
Corporate (3)	39.9	0.4	n/m	161.3	12.7	n/m
Total	$415.2	$318.6	30.3	$1,157.9	$923.8	25.3

(1)
As defined. See the “Key Performance Indicators and Non-GAAP Measures” section. Operating profit includes integration costs and Video store closure expenses of $(0.4) million and $13.7 million for the three and nine months ended September 30, 2006, respectively.

(2)	See the “Reconciliation of Operating Profit to Net Income for the Period” section for details of these amounts.
(3)
Corporate additions to PP&E for the nine months ended September 30, 2006 includes $104.8 million for RCI’s purchase of real estate in Brampton. In addition, during the three and nine months ended September 30, 2006, RCI’s improvements related to the Brampton real estate totalled $9.4 million and $16.5 million, respectively.

(4)	Certain prior year amounts have been reclassified to conform to the current year presentation.

Rogers Communications Inc.	4	Third Quarter 2006

For discussions of the results of operations of each of these segments, refer to the respective segment sections of this MD&A.

Reconciliation of Operating Profit to Net Income for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit to the net income for the period as defined under Canadian GAAP. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 10 to the Interim Consolidated Financial Statements entitled “Segmented Information”.

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Operating profit (1)	$784.3	$589.4	33.1	$2,122.7	$1,630.1	30.2
Depreciation and amortization	(408.2)	(377.0)	8.3	(1,189.0)	(1,077.4)	10.4
Operating income	376.1	212.4	77.1	933.7	552.7	68.9
Interest expense on long-term debt	(152.8)	(178.8)	(14.5)	(469.1)	(543.9)	(13.8)
Foreign exchange gain (loss)	(0.1)	63.3	n/m	40.9	39.1	4.6
Change in the fair value of derivative instruments	1.3	(42.3)	n/m	(28.4)	(27.0)	5.2
Other income (expense), net	5.7	(3.1)	n/m	12.3	11.1	10.8
Income tax expense	(76.2)	(2.6)	n/m	(43.1)	(9.9)	n/m
Net income	$154.0	$48.9	n/m	$446.3	$22.1	n/m

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

Depreciation and Amortization Expense

The increases in depreciation and amortization expense for the three and nine months ended September 30, 2006 as compared to the corresponding periods in 2005 primarily reflect the additional depreciation and amortization recognized on property, plant and equipment expenditures and intangible assets arising from recent acquisitions.

Operating Income

The growth in our consolidated operating income for the three and nine months ended September 30, 2006 as compared to the corresponding periods in 2005 results from the higher operating profit across all of our operating units. See the section entitled “Operating Unit Review” for a detailed discussion of operating unit results.

Interest on Long-Term Debt

The reductions in interest expense for the three and nine months ended September 30, 2006 compared to the corresponding periods in 2005 are primarily due to the decrease in debt as at September 30, 2006, compared to September 30, 2005, of more than $1.1 billion, including the impact of cross-currency interest rate exchange agreements. This decrease in debt was largely the result of the conversions during 2005 into Class B Non-Voting shares of our 5.75% Convertible Debentures due 2005 and our 5.5% Convertible Preferred Securities due 2009, the repayment at maturity in February 2006 of RCI’s $75.0 million 10.50% Senior Notes, the repayment in June 2006 of the 10.5% Wireless

Rogers Communications Inc.	5	Third Quarter 2006

Senior Secured Notes in the aggregate principal amount outstanding of $160.0 million, and Wireless’ repayment of a mortgage in the aggregate principal amount outstanding of $22.0 million.

Foreign Exchange Gain (Loss)

During the three months ended September 30, 2006, the Canadian dollar weakened by 0.03 cents versus the U.S. dollar. This resulted in a foreign exchange loss of $0.1 million during the three months ended September 30, 2006 related to U.S. dollar-denominated long-term debt not hedged for accounting purposes. The corresponding period of 2005 resulted in a foreign exchange gain of $63.3 million related to long-term debt not hedged for accounting purposes given a 6.26 cent increase in the Canadian dollar in the corresponding period of 2005. During the nine months ended September 30, 2006, the Canadian dollar strengthened by 4.74 cents compared to 4.1 cents in the corresponding period of 2005. This resulted in an increased foreign exchange gain on long-term debt not hedged for accounting purposes for the nine months ended September 30, 2006 relative to the corresponding period in 2005.

Change in Fair Value of Derivative Instruments

The changes in fair value of the derivative instruments in the three and nine months ended September 30, 2006 were primarily the result of the changes in the Canadian dollar relative to that of the U.S. dollar as described above and the resulting change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges.

Other Income

Other income for the three and nine months ended September 30, 2006 was primarily associated with investment income received from certain of our investments, while other income for the three and nine months ended September 30, 2005 was primarily associated with gains (losses) on the sale of various investments.

Income Taxes

Current income tax expense has historically consisted primarily of the Canadian Federal Large Corporations Tax ("LCT"). Due to the elimination of the LCT in 2006, the amount expensed for the three and nine month periods ended September 30, 2006 of $1.3 million and $1.8 million, respectively, is attributable only to income tax.

We recorded net future income tax expense for the three and nine month periods ended September 30, 2006, of $74.9 million and $41.3 million, respectively. Future income tax expense resulted primarily from the utilization of non-capital loss carryforwards, the benefit of which had previously been recognized, net of a reduction of the valuation allowance. Based on management's assessment of the expected realization of future income tax assets, during the three month period ended June 30, 2006, we reduced the valuation allowance recorded against certain future income tax assets to reflect that it is more likely than not that the future income tax assets will be realized. For the nine months ended September 30, 2006, the cumulative reduction in the valuation allowance is $460.4 million. Approximately $300.2 million of the reduction in the valuation allowance related to future income tax assets arising on acquisitions. Accordingly, the benefit related to these assets has been reflected as a

Rogers Communications Inc.	6	Third Quarter 2006

reduction of goodwill in the amount of $208.6 million and other intangible assets in the amount of $91.6 million.

In 2000, we received a $241 million payment (the “Termination Payment”) from Le Group Vidéotron Ltée (“Vidéotron”) in respect of the termination of a merger agreement between us and Vidéotron. The Canada Revenue Agency (“CRA”) disagreed with our tax filing position in respect of the Termination Payment and in May 2006, issued a Notice of Reassessment. We are negotiating a proposed settlement with the CRA which is expected to result in a $67 million reduction to the non-capital income tax losses carried forward by us. As a result, a corresponding future income tax charge of $24.6 million was recorded during the three months ended September 30, 2006.

Net Income and Earnings Per Share

As a result of the changes discussed above, we recorded net income of $154.0 million for the three months ended September 30, 2006 or basic earnings per share of $0.49 (diluted - $0.48), compared to a net income of $48.9 million or basic earnings per share of $0.17 (diluted - $0.16) in the corresponding period in 2005. For the nine months ended September 30, 2006, we recorded net income of $446.3 million or basic earnings per share of $1.41 (diluted - $1.39), compared to a net income of $22.1 million or basic earnings per share of $0.08 (diluted - $0.08) in the corresponding period in 2005.

BASIS OF PRO FORMA INFORMATION

Certain financial and operating data information in the MD&A has been prepared on a pro forma basis as if the acquisition of Telecom, as described in our 2005 Annual MD&A, had occurred on January 1, 2005. Such information is based on our historical financial statements, the historical financial statements of Telecom and the accounting for this business combination.

Although we believe this presentation provides certain relevant contextual and comparative information for existing operations, the unaudited pro forma consolidated financial and operating data presented in this document is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the acquisition of Telecom had occurred on January 1, 2005, nor does it purport to project the results of operations for any future period.

This pro forma information reflects, among other things, adjustments to Telecom’s historically reported financial information to conform to our accounting policies and the impacts of purchase accounting. The pro forma adjustments are based upon certain estimates and assumptions that we believe are reasonable. Accounting policies used in the preparation of these statements are those disclosed in our 2005 Annual Audited Consolidated Financial Statements and Notes thereto.

Certain tables in the “Cable and Telecom” section present selected unaudited pro forma information.

Rogers Communications Inc.	7	Third Quarter 2006

OPERATING UNIT REVIEW

WIRELESS

Wireless Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars, except margin)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue
Postpaid	$1,080.1	$899.1	20.1	$2,989.4	$2,466.1	21.2
Prepaid	57.3	55.4	3.4	152.7	156.4	(2.4)
One-way messaging	3.7	5.2	(28.8)	11.1	15.2	(27.0)
Network revenue	1,141.1	959.7	18.9	3,153.2	2,637.7	19.5
Equipment sales	124.6	109.2	14.1	314.9	270.5	16.4
Total operating revenue	1,265.7	1,068.9	18.4	3,468.1	2,908.2	19.3

Operating expenses
Cost of equipment sales	$199.3	$209.1	(4.7)	583.6	530.0	10.1
Sales and marketing expenses	153.1	153.1	-	418.9	410.3	2.1
Operating, general and administrative expenses	354.4	312.4	13.4	1,010.3	894.9	12.9
Integration expenses (recovery) (1)	(1.8)	12.8	n/m	2.7	28.4	(90.5)
Total operating expenses	705.0	687.4	2.6	2,015.5	1,863.6	8.2

Operating profit (2)(3)	$560.7	$381.5	47.0	1,452.6	1,044.6	39.1

Operating profit margin as % of network revenue (3)	49.1%	39.8%		46.1%	39.6%

Additions to property, plant and equipment ("PP&E") (3)	$161.5	$106.8	51.2	$483.4	$379.8	27.3

(1)	Expenses incurred relate to the integration of the operations of Fido Solutions Inc. (“Fido”), an indirect wholly owned subsidiary of Rogers Wireless Inc.
(2)	Operating profit includes a loss of $9.8 million and $18.0 million related to the Inukshuk wireless broadband initiative for the three and nine months ended September 30, 2006, respectively.
(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

	Three Months Ended September 30,				Nine Months Ended September 30,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2006	2005	Chg	% Chg	2006	2005	Chg	% Chg
Postpaid
Gross additions	368.9	394.9	(26.0)	(6.6)	990.8	1,031.3	(40.5)	(3.9)
Net additions	171.2	194.9	(23.7)	(12.2)	390.7	400.6	(9.9)	(2.5)
Total postpaid retail subscribers					5,208.9	4,615.7	593.2	12.9
Average monthly revenue per user ("ARPU")(1)	$70.37	$66.83	$3.53	5.3	$66.66	$63.02	$3.63	5.8
Average monthly usage (minutes)	541	508	33	6.5	541	491	50	10.2
Monthly churn	1.30%	1.50%	(0.20%)	(13.3)	1.34%	1.62%	(0.28%)	(17.3)
Prepaid
Gross additions	169.4	153.1	16.3	10.6	434.3	416.2	18.1	4.3
Net additions (losses)(2)	31.8	18.1	13.7	75.7	(24.9)	1.9	(26.8)	-
Total prepaid retail subscribers					1,324.9	1,336.0	(11.1)	(0.8)
ARPU(1)	$14.61	$13.91	$0.70	5.1	$12.93	$13.16	$(0.23)	(1.7)
Monthly churn(2)	3.52%	3.40%	0.12%	3.5	3.89%	3.49%	0.40%	11.5
Wholesale
Total wholesale subscribers					132.0	88.2	43.8	49.7

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section. As calculated in the “Supplementary Information” section.
(2)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 in the nine months ended September 30, 2005 and reducing prepaid churn by 0.13% for the nine months ended September 30, 2005. There was no impact in the three months ended September 30, 2005 or any period in 2006.

Rogers Communications Inc.	8	Third Quarter 2006

Wireless Network Revenue

The increases in network revenue for the three and nine months ended September 30, 2006 compared to the prior year periods were driven by the continued growth of Wireless’ postpaid subscriber base and improvements in postpaid average monthly revenue per user (“ARPU”).

The modest year-over-year decrease in postpaid subscriber gross and net additions compared to the prior year largely reflects the approximate 54% market share of postpaid net additions which Wireless attained in the corresponding period of the prior year and which represented a substantially higher than historical average incremental market share position. The modest increase in prepaid net subscriber additions in the quarter reflects the success of certain promotional offerings launched during the quarter designed to stem prepaid subscribers losses experienced earlier in the year. Overall, Wireless’ strategic focus remains primarily on the postpaid segment of the market. Wireless ended the quarter with a total of 6,533,800 postpaid and prepaid retail wireless subscribers.

Our success in the continued reduction in postpaid churn largely reflects proactive and targeted customer retention activities as well as the increased network density and coverage quality resulting from the completion of the integration of the Fido GSM network in mid-2005. We continue to have an opportunity for improvement in the area of prepaid churn which has increased marginally on a year-over-year basis. The slight prepaid churn increase was largely due to competitive prepaid offerings in the market and the general emergence of additional resellers of prepaid wireless services. (See the section entitled “Caution Regarding Forward-Looking Statements” below.)

The year-over-year increases in postpaid ARPU for both the third quarter and year-to-date periods reflect the combination of higher data revenues, as well as continued growth in roaming and other optional voice services.

During the three and nine months ended September 30, 2006, wireless data revenue increased by 47.9% and 60.2%, respectively, over the corresponding periods in 2005 and totalled $120.0 million and $329.2 million, respectively. These increases in data revenue reflect the continued rapid growth of text and multimedia messaging services, wireless Internet access, BlackBerry devices, downloadable ring tones, music and games, and other wireless data services and applications. For the third quarter of 2006, data revenue represented approximately 10.5% of total network revenue compared to 8.4% in the same period last year.

Roaming revenues during the three and nine months ended September 30, 2006 increased 17.9% and 22.8%, respectively, over the corresponding periods in 2005. As Canada’s only GSM/GPRS/EDGE provider, Wireless experienced increases in outbound roaming revenues from subscribers travelling outside of Canada as well as strong growth in inbound roaming revenues from travelers to Canada who utilized Wireless’ network.

Rogers Communications Inc.	9	Third Quarter 2006

Wireless Equipment Sales

The year-over-year increases in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects the increased volume of handset upgrades associated with subscriber retention programs combined with the generally higher prices of handsets and devices.

Wireless Operating Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars, except per subscriber statistics)	2006	2005	% Chg	2006	2005	% Chg
Operating expenses
Cost of equipment sales	$199.3	$209.1	(4.7)	$583.6	$530.0	10.1
Sales and marketing expenses	153.1	153.1	-	418.9	410.3	2.1
Operating, general and administrative expenses	354.4	312.4	13.4	1,010.3	894.9	12.9
Integration expenses (1)	(1.8)	12.8	n/m	2.7	28.4	(90.5)
Total operating expenses	$705.0	$687.4	2.6	$2,015.5	$1,863.6	8.2

Average monthly operating expense per subscriber before sales and marketing expenses(2)	$19.48	$20.96	(7.0)	$19.69	$19.90	(1.0)

Sales and marketing costs per gross subscriber addition (2)	$363	$364	(0.3)	$388	$372	4.3

(1)	Expenses incurred related to the integration of the operations of Fido.
(2)	As defined. See the “Key Performance Indicator and Non-GAAP Measures” section. As calculated in the “Supplementary Information” section.

The year-to-date increase in cost of equipment sales was directly the result of the increased volume of handset upgrades associated with subscriber retention programs, as discussed above. The modest decline in cost of equipment sales in the three months ended September 30, 2006 compared to the corresponding period of the prior year was primarily the result of increased retention efforts in the prior year relating to the Fido subscriber base accompanied with the reclassification of approximately $8.0 million of hardware upgrade commission expenses to operating, general and administration expenses.

Sales and marketing expenses were essentially unchanged compared to the corresponding periods in 2005 as Wireless’ marketing efforts continue to include targeted programs to acquire higher postpaid value customers on longer term contracts.

The increased operating, general and administrative expenses were primarily due to the increases in retention spending, including the reclassification of approximately $8.0 million of hardware upgrade commission, and costs to support data and roaming services, partially offset by savings related to operating and scale efficiencies across various functions.

Total retention spending, including subsidies on handset upgrades, was $72.1 million and $236.4 million for the three and nine months ended September 30, 2006, respectively, compared to $77.9 million and $213.8 million for the corresponding periods in 2005. Retention spending, which has increased in the nine months ended September 30, 2006 compared to the corresponding period of the prior year due to a larger subscriber base, was down slightly in the third quarter of 2006 compared to the corresponding period of 2005 due to changes made to the hardware upgrade program in the third quarter of 2006, and higher volumes of handset upgrades that occurred in the 2005 period associated with targeted retention efforts relating to the Fido subscriber base.

Rogers Communications Inc.	10	Third Quarter 2006

Retention spending, on both an absolute and a per subscriber basis, is expected to grow as wireless market penetration in Canada deepens and wireless number portability (“WNP”) becomes available in March 2007. (See the section entitled “Caution Regarding Forward-Looking Statements” below.)

During the three months ended September 30, 2006, Wireless reviewed its accrued expenses related to the Fido integration. Since the integration is now complete, Wireless determined that it was necessary to reduce previous integration expense estimates resulting in a net reduction to the expense accruals of $1.8 million. During the nine months ended September 30, 2006, Wireless incurred net integration expenses of $2.7 million. During the three and nine months ended September 30, 2005, Wireless incurred integration expenses of $12.8 million and $28.4 million, respectively.

The decrease in average monthly operating expense per subscriber, excluding sales and marketing expenses and including management fees and integration expenses, is primarily due to operating and scale efficiencies across various functions.

Wireless Operating Profit

The strong year-over-year growth in operating profit was largely the result of the growth in network revenue exceeding the growth in operating expenses. As a result, Wireless’ operating profit margins increased for both the three and nine months ended September 30, 2006 compared to the corresponding periods in 2005. Operating profit margins increased to 49.1% and 46.1% for the three and nine months ended September 30, 2006, respectively, compared to 39.8% and 39.6% in the corresponding periods of the prior year.

The operating loss related to Wireless’ Inukshuk wireless broadband initiative is included in Wireless’ operating profit. During the three and nine months ended September 30, 2006, the Inukshuk wireless broadband initiative recorded an operating loss of $9.8 million and $18.0 million, respectively, compared to an operating loss of $0.9 million and $3.8 million for the three and nine months ended September 30, 2005, respectively.

Wireless Additions to Property, Plant and Equipment

Wireless additions to property, plant and equipment (“PP&E”) are classified into the following categories:

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Additions to PP&E
Network - capacity	$48.5	$41.6	16.6	$136.4	$203.6	(33.0)
Network - other	14.4	21.8	(33.9)	45.7	63.1	(27.6)
HSDPA	61.9	-	n/m	182.3	-	n/m
Inukshuk	8.0	-	n/m	57.7	-	n/m
Information technology and other	28.7	19.5	47.2	61.3	51.6	18.8
Integration of Fido	-	23.9	n/m	-	61.5	n/m
Total additions to PP&E	$161.5	$106.8	51.2	$483.4	$379.8	27.3

The $161.5 million and $483.4 million of additions to PP&E for the three and nine months ended September 30, 2006, respectively, reflect spending on network capacity and technology

Rogers Communications Inc.	11	Third Quarter 2006

enhancements. The year-over-year increase in additions to PP&E in the third quarter relates primarily to deployment of our next generation Universal Mobile Telecommunications System/High-Speed Downlink Packet Access (“UMTS/HSDPA”).

On February 9, 2006, Wireless announced its intention to begin deploying a 3G network based upon the UMTS/HSDPA, the next-generation technology evolution for the global standard GSM platform, which provides broadband wireless data speeds that will enable new and faster data products such as video conferencing and mobile television as well as simultaneous voice and data usage. To date, $182.3 million has been incurred on the deployment of HSDPA.

Other network-related additions to PP&E in the three and nine months ended September 30, 2006 primarily reflect capacity expansion of the GSM/GPRS network. The remaining network-related additions to PP&E relate mainly to technical upgrade projects, consisting primarily of new cell site build and operational support systems. Other additions to PP&E reflect information technology initiatives such as office system upgrades and other facilities and equipment.

Additions to PP&E during the three and nine months ended September 30, 2006 also includes $8.0 million and $57.7 million, respectively, of expenditures related to the Inukshuk wireless broadband initiative.

Recent Developments

Effective March 31, 2006, Wireless contributed certain assets to Inukshuk Wireless Partnership, a joint venture between Bell Canada (“Bell”) and ourselves to build and manage a Canada-wide wireless broadband network licenced by Industry Canada. Each venturer has a 50% ownership interest. The network footprint is expected to cover over 45 cities and approximately 100 unserved rural and remote communities across Canada by the end of 2008.

The initial phase of the network covers over 5 million households and 40% of the Canadian population and is now available in 20 centres across Canada. This next generation Internet Protocol (“IP”) wireless network based on pre-WiMAX standards enables portable megabit services, allowing subscribers to access the Internet and other applications such as voice-over Internet Protocol (“VoIP”), video streaming and a variety of data applications. The total investment in the partnership is expected to reach $200 million by 2008. Inukshuk also invests a minimum of $3 million per year to support content and connectivity initiatives. While this is a common network that Wireless shares with Bell, we each compete for customers and offer our own services, support and billing to these customers.

The Inukshuk fixed wireless network leverages existing network sites of both Rogers and Bell, wirelessly connecting each of our respective customers to the Internet and providing secure data transmission over licenced spectrum. The new technology is also being deployed by companies in the U.S. and certain countries in Europe and Inukshuk expects Canadian users to have access to an extensive North American broadband footprint in the future.

Our contribution to the partnership on March 31, 2006 included 2.5GHz spectrum with an estimated fair value of $55.0 million. As at September 30, 2006 and for the three and nine months ended September 30, 2006, we have proportionately consolidated 50% of Inukshuk’s results.

Rogers Communications Inc.	12	Third Quarter 2006

CABLE AND TELECOM

Reorganization of Cable and Telecom Group

On January 9, 2006, we completed an internal reorganization whereby the ownership interest in Telecom was transferred from RTHI to our subsidiary Rogers Cable Inc. As a result of this transaction, beginning with the results for the three months ended March 31, 2006, we report on the “Cable and Telecom” operating unit which is comprised of the following segments: Cable and Internet, Rogers Home Phone, Rogers Business Solutions and Video stores. Comparative figures have been reclassified to reflect this new reporting.

Cable and Telecom Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,
		2005	% Chg		2005
	2006	Actual	Actual	2006	Actual	2005	% Chg
(In millions of dollars, except margin)	Actual	Reclassified (4)	Reclassified (4)	Actual	Reclassified (4)	Pro Forma (5)	Pro Forma (5)
Operating revenue
Cable	$356.4	$326.1	9.3	$1,054.2	$963.4	$962.9	9.5
Internet	132.1	109.9	20.2	385.3	319.4	324.4	18.8
Rogers Home Phone	90.8	74.7	21.6	257.0	74.7	225.6	13.9
Rogers Business Solutions	148.5	139.0	6.8	441.0	141.2	418.9	5.3
Video stores	72.8	77.1	(5.6)	226.0	235.5	235.5	(4.0)
Intercompany eliminations	(1.1)	(1.1)	-	(3.1)	(3.1)	(3.1)	-
Total operating revenue	799.5	725.7	10.2	2,360.4	1,731.1	2,164.2	9.1

Operating expenses
Cable and Internet	279.4	258.2	8.2	824.8	756.2	758.7	8.7
Rogers Home Phone	93.7	70.9	32.2	250.4	70.9	189.6	32.1
Rogers Business Solutions	142.1	127.4	11.5	404.4	136.0	374.7	7.9
Video stores (1)	70.4	72.9	(3.4)	220.4	221.4	221.4	(0.5)
Integration costs (2)	1.4	2.3	(39.1)	5.8	2.3	13.3	(56.4)
Intercompany eliminations	(1.1)	(1.1)	-	(3.1)	(3.1)	(3.1)	-
Total operating expense	585.9	530.6	10.4	1,702.7	1,183.7	1,554.6	9.5

Operating profit (loss) (3)
Cable and Internet	209.1	177.8	17.6	614.7	526.6	528.6	16.3
Rogers Home Phone	(2.9)	3.8	n/m	6.6	3.8	36.0	(81.7)
Rogers Business Solutions	6.4	11.6	(44.8)	36.6	5.2	44.2	(17.2)
Video stores (1)	2.4	4.2	(42.9)	5.6	14.1	14.1	(60.3)
Integration costs (2)	(1.4)	(2.3)	(39.1)	(5.8)	(2.3)	(13.3)	(56.4)
Total operating profit	$213.6	$195.1	9.5	$657.7	$547.4	$609.6	7.9

Operating profit margin: (3)
Cable and Internet	42.8%	40.8%		42.7%	41.1%	41.1%
Rogers Home Phone	(3.2%)	5.1%		2.6%	5.1%	16.0%
Rogers Business Solutions	4.3%	8.3%		8.3%	3.7%	10.6%
Video stores	3.3%	5.4%		2.5%	6.0%	6.0%

Additions to property, plant and equipment ("PP&E") (3)
Cable and Internet	$114.8	$134.8	(14.8)	$303.5	$355.1	$355.1	(14.5)
Rogers Home Phone	62.6	29.7	110.8	121.7	94.3	94.3	29.1
Rogers Business Solutions	26.3	38.4	(31.5)	50.1	43.2	58.7	(14.7)
Video stores	3.0	2.9	3.4	5.4	10.7	10.7	(49.5)
Total additions to PP&E	$206.7	$205.8	0.4	$480.7	$503.3	$518.8	(7.3)

(1)	Video store operating expenses for the three and nine months ended September 30, 2006 include a charge of $nil and $5.2 million, respectively, related to the closure of 21 Video stores.
(2)	Integration costs incurred relate to the integration of the operations of Telecom.
(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(4)	Certain prior year amounts have been reclassified to conform to the current year presentation.
(5)	See the “Basis of Pro Forma Information” section for a discussion of considerations in the preparation of this pro forma information.

Rogers Communications Inc.	13	Third Quarter 2006

Total operating revenue for the three and nine months ended September 30, 2006 increased $73.8 million or 10.2% and $196.2 million or 9.1%, on a pro forma basis, respectively, from the corresponding periods in 2005, and total operating profit for the three and nine months ended September 30, 2006 increased $18.5 million, or 9.5%, to $213.6 million and $48.1 million, or 7.9%, to $657.7 million, on a pro forma basis, respectively, from the corresponding periods last year. See the following segment discussions for a detailed discussion of operating results.

CABLE AND INTERNET

Cable and Internet Financial and Operating Results

	Three Months Ended September 30,			Nine Months Ended September 30,
		2005	% Chg		2005	% Chg
	2006	Actual	Actual	2006	Actual	Actual
(In millions of dollars, except margin)	Actual	Reclassified (2)	Reclassified (2)	Actual	Reclassified (2)	Reclassified (2)
Operating revenue
Cable	$356.4	$326.1	9.3	$1,054.2	$963.4	9.4
Internet	132.1	109.9	20.2	385.3	319.4	20.6
Total	488.5	436.0	12.0	1,439.5	1,282.8	12.2

Operating expenses
Sales and marketing expenses	34.1	31.1	9.6	95.5	95.7	(0.2)
Operating, general and administrative expenses	245.3	227.1	8.0	729.3	660.5	10.4
Total	279.4	258.2	8.2	824.8	756.2	9.1

Operating profit (1)	$209.1	$177.8	17.6	$614.7	$526.6	16.7
Operating profit margin (1)	42.8%	40.8%		42.7%	41.1%

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)	Certain prior year amounts have been reclassified to conform with the current year presentation.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2006	2005		2006	2005
(Subscriber statistics in thousands, except ARPU)	Actual	Actual	Change	Actual	Actual	Change
Cable homes passed				3,458.7	3,355.2	103.5

Basic cable, net gain (3)	12.6	17.4	(4.8)	2.6	1.1	1.5
Basic cable subscribers				2,266.4	2,255.8	10.6
Core cable ARPU (1)	$52.67	$48.46	$4.21	$51.89	$47.61	$4.28

Internet, net additions (3)	51.8	60.8	(9.0)	113.0	145.0	(32.0)
Internet subscribers (residential) (2)				1,250.0	1,076.3	173.7
Internet ARPU (1) (2)	$35.83	$34.52	$1.31	$36.09	$35.26	$0.83

Digital terminals, net additions	95.0	101.4	(6.4)	242.6	229.8	12.8
Digital terminals in service				1,382.2	1,025.5	356.7
Digital households, net additions (3)	62.2	71.0	(8.8)	151.1	164.7	(13.6)
Digital households				1,064.4	840.1	224.3

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)	Prior year Internet subscribers and ARPU have been reclassified to include only residential subscribers.
(3)
Effective August 2005, voluntarily deactivating Cable and Internet subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is consistent with the subscriber agreement terms and conditions, resulted in approximately 16,500 greater net basic cable additions, 8,000 greater high-speed Internet additions and 5,500 greater digital household net additions in both the three and nine months ended September 30, 2005.

Rogers Communications Inc.	14	Third Quarter 2006

Cable Revenue

The increases in Cable revenue for the three and nine months ended September 30, 2006 reflect price increases, the growth in basic subscribers and the growing penetration of our digital products. The price increases on service offerings effective March 2006 contributed to the cable revenue growth by $17.1 million and $56.6 million for the three and nine months ended September 30, 2006, respectively. The remaining increase in revenue of $13.2 million and $34.2 million for the three and nine months ended September 30, 2006, respectively, is related mainly to the impact of the growth in basic and digital subscribers.

The basic subscriber base of nearly 2.3 million has increased by 12,600 and 2,600 for the three and nine months ended September 30, 2006, respectively. After considering the effect of adjusting for the one time impact of enforcing the 30 day billing for voluntary deactivating subscribers starting August 2005, net additions in the three months ended September 30, 2006 increased 11,700 from the corresponding period of the prior year.

The digital subscriber base has grown by 26.7% between September 30, 2005 and September 30, 2006 to 1.1 million subscribers. This represents a 47.0% penetration of basic cable customers. The demand for our high definition and personal video recorder digital equipment combined with our Personal TV marketing campaign were contributors to the growth in our digital subscriber base of 62,200 and 151,100 households in the three and nine months ended September 30, 2006, respectively.

Internet (Residential) Revenue

The increases in Internet revenues for the three and nine months ended September 30, 2006 from the corresponding periods in 2005 reflect primarily the 16.1% year-over-year increase in the number of Internet subscribers and certain price increases for our Internet offerings. The price increases on Internet offerings, effective March 2006, contributed to the Internet revenue growth by $10.1 million and $23.0 million for the three and nine months ended September 30, 2006, respectively. The remaining increase in revenue of $12.1 million and $42.9 million for the three and nine months ended September 30, 2006, respectively, is related mainly to the impact from the growth in subscribers. As a result of the price increases, the average monthly revenue per Internet subscriber has increased in both the quarter and year-to-date period from the corresponding periods in 2005.

After adjusting for the one time impact of enforcing the 30 day billing for voluntary deactivating subscribers starting August 2005, the Internet subscriber additions are only 1,000 lower in the three months ended September 30, 2006 versus the same period last year, reflecting efforts to generate long-term relationships through disciplined acquisition and retention offers and rational pricing models. With the Internet subscriber base now at approximately 1.3 million, Cable and Telecom has 55% Internet penetration of basic cable households, and 36% penetration as a percentage of all homes passed by its cable networks.

Rogers Communications Inc.	15	Third Quarter 2006

Cable and Internet Operating Profit

The increase in Cable and Internet sales and marketing expenses of $3.0 million for the three months ended September 30, 2006 reflects the timing of promotional activities. The year-to-date marketing expenses are at a level consistent with the corresponding period of the prior year. The increases in operating, general and administrative costs for the three and nine months ended September 30, 2006 compared to the corresponding periods of the prior year were driven by the substantial increase in digital cable and Internet penetration resulting in higher costs associated with programming content, customer care, technical service and administration associated with the support of the larger subscriber bases.

The Cable and Internet operating profit and operating profit margins for both the three and nine months ended September 30, 2006 increased from the corresponding periods in 2005 reflecting the growth in revenue which outpaced the growth in operating expenses.

ROGERS HOME PHONE

Rogers Home Phone Financial and Operating Results

	Three Months Ended September 30,			Nine Months Ended September 30,
	2006	2005	% Chg	2006	2005	% Chg
		Actual	Actual
(In millions of dollars, except margin)	Actual	Reclassified (3)	Reclassified (3)	Actual	Pro Forma (2)	Pro Forma (2)
Operating revenue	$90.8	$74.7	21.6	$257.0	$225.6	13.9

Operating expenses
Sales and marketing expenses	26.6	13.9	91.4	66.3	31.0	113.9
Operating, general and administrative expenses	67.1	57.0	17.7	184.1	158.6	16.1
Total operating expenses	93.7	70.9	32.2	250.4	189.6	32.1

Operating profit (loss) (1)	$(2.9)	$3.8	n/m	$6.6	$36.0	(81.7)
Operating profit margin (1)	(3.2%)	5.1%		2.6%	16.0%

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)	See the “Basis of Pro Forma Information” section for a discussion of considerations in the preparation of this pro forma information.
(3)	Certain prior year amounts have been reclassified to conform to the current year presentation.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2006	2005	Chg	2006	2005	Chg
(Subscriber statistics in thousands)	Actual	Actual	Actual	Actual	Pro Forma (2)	Pro Forma (2)
Cable telephony subscriber lines
Net additions (1)	106.1	18.1	88.0	222.9	18.1	204.8
Total cable telephony subscriber lines				270.8	18.1	252.7

Circuit-switched subscriber lines
Net additions (losses and migrations) (1)	(24.1)	14.2	(38.3)	(32.8)	53.8	(86.6)
Total circuit-switched subscriber lines				357.9	364.7	(6.8)

Total residential telephony subscriber lines				628.7	382.8	245.9

(1)	Includes approximately 14,400 and 23,600 migrations from circuit-switched to cable telephony for the three and nine months ended September 30, 2006, respectively.
(2)	See the “Basis of Pro Forma Information” section for a discussion of considerations in the preparation of this pro forma information.

Rogers Communications Inc.	16	Third Quarter 2006

We believe that the pro forma information for the nine months ended September 30, 2006 presented in this section presents a meaningful comparative analysis given that Telecom’s results are consolidated effective as of the July 1, 2005 acquisition date. The following discussion on the Rogers Home Phone results includes pro forma comparisons for the nine months ended September 30, 2006.

Rogers Home Phone Revenue

The growth in Rogers Home Phone revenues for the three and nine months ended September 30, 2006 compared to the corresponding periods in 2005, is mainly a result of incremental revenues from Rogers Home Phone voice-over-cable telephony service of $19.3 million and $36.5 million, respectively. This service was launched in July 2005 and added 106,100 and 222,900 net new lines, respectively, in the three and nine month periods ended September 30, 2006. Partially offsetting this increase is a decline in the number of circuit-switched local lines of 24,100 and 32,800 for the three and nine months ended September 30, 2006. Approximately 14,400 and 23,600 of the decrease is due to the migration of those lines from circuit-switched lines to cable telephony lines within our cable territory in the three and nine months ended September 30, 2006, respectively. Despite the decline in circuit-switched lines, revenue increased by $2.5 million and $11.4 million in the three and nine months ended September 30, 2006, respectively, compared to the prior year due to a higher average number of lines this quarter over last year. The net growth in the Rogers Home Phone subscriber base contributed to incremental local service revenues of approximately $21.8 million and $47.9 million for the three and nine months ended September 30, 2006, respectively.

Partially offsetting the growth of the Rogers Home Phone local service revenue was a decline of approximately $2.0 million and $6.0 million in long distance revenues for the three and nine months ended September 30, 2006, respectively, reflecting ongoing declines in long distance only customers, pricing and usage.

In addition, the Rogers Home Phone revenues in 2005 included $3.6 million and $10.5 million associated with the resale of Wireless’ products and services for the three and nine months ended September 30, 2005, respectively. These subscribers and related revenues were transferred to Wireless in September 2005.

Rogers Home Phone Operating Profit

The significant growth and expansion of both operations and sales and marketing associated with the launch of the cable telephony service and overall increase in subscribers drove the increases in operating expenses of $22.8 million and $60.8 million for the three and nine months ended September 30, 2006, respectively.

The year-over-year decreases in both the Rogers Home Phone operating profit and operating profit margins for the three and nine months ended September 30, 2006 primarily reflect the additional costs associated with the scaling and rapid growth of our cable telephony service. Investment is being made in the awareness of the product, increased capacity to install and customer acquisition.

Rogers Communications Inc.	17	Third Quarter 2006

ROGERS BUSINESS SOLUTIONS

Rogers Business Solutions Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,
		2005	% Chg
	2006	Actual	Actual	2006	2005	% Chg
(In millions of dollars, except margin)	Actual	Reclassified (3)	Reclassified (3)	Actual	Pro Forma (2)	Pro Forma (2)
Operating revenue	$148.5	$139.0	6.8	$441.0	$418.9	5.3

Operating expenses
Sales and marketing expenses	17.2	17.8	(3.4)	51.4	53.3	(3.6)
Operating, general and administrative expenses	124.9	109.6	14.0	353.0	321.4	9.8
Total operating expenses	142.1	127.4	11.5	404.4	374.7	7.9

Operating profit (1)	$6.4	$11.6	(44.8)	$36.6	$44.2	(17.2)
Operating profit margin (1)	4.3%	8.3%		8.3%	10.6%

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)	See “Basis of Pro Forma Information” section for discussion of considerations in the preparation of this pro forma information.
(3)	Certain prior year amounts have been reclassified to conform to the current year presentation.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2006	2005	Chg	2006	2005	Chg
(Subscriber statistics in thousands)	Actual	Actual	Actual	Actual	Pro Forma (1)	Pro Forma (1)
Local line equivalents (1)
Net additions	6.6	3.3	3.3	22.8	14.1	8.7
Total local line equivalents				194.4	168.3	26.1

Broadband data circuits (2)
Net additions	1.0	0.9	0.1	3.1	2.4	0.7
Total broadband data circuits				20.6	14.9	5.7

(1)	Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL-x, E10/100/1000, OC-n and DS-n.

We believe that the pro forma information presented in this section for the nine months ended September 30, 2006 presents a meaningful comparative analysis given that Telecom’s results are consolidated effective as of the July 1, 2005 acquisition date. The following discussion on the Rogers Business Solutions results includes pro forma comparisons for the nine months ended September 30, 2006.

Rogers Business Solutions Revenue

The increase in Rogers Business Solutions revenues reflects growth in each of data, local and long distance components of revenue. During the three and nine months ended September 30, 2006, data revenues grew by $1.6 million and $7.7 million, respectively, compared to the corresponding periods of 2005. Local services grew by $2.4 million and $7.2 million, respectively, and long distance grew by $5.5 million and $7.2 million, respectively, during the three and nine months ended September 30, 2006 compared to the corresponding periods of 2005.

Rogers Communications Inc.	18	Third Quarter 2006

Rogers Business Solutions ended the quarter with 194,400 local line equivalents and 20,600 broadband data circuits in service at September 30, 2006, representing year-over-year growth rates of 15.5% and 38.3%, respectively.

The increases in long distance revenue resulted from increases in volume of 18.8% and 11.7% for the three and nine months ended September 30, 2006, respectively. Approximately 60% of the increase in long distance volume relates to increases in the intercompany sale of long distance to Wireless. The volume increases were partially offset by the ongoing declines in average revenue per minute, which decreased 8.2% and 7.0%, for the three and nine months ended September 30, 2006, respectively.

Rogers Business Solutions continues to focus on selling local and data products, especially IP-enabled solutions, thereby decreasing its reliance on long distance revenues. The combination of local and data revenue represented 54.9% and 56.1% of total revenue for the three and nine months ended September 30, 2006, respectively.

Rogers Business Solutions Operating Profit

Carrier charges, which are included in operating, general and administrative expenses, increased by $15.0 million and $31.5 million to $89.2 million and $249.7 million for the three and nine months ended September 30, 2006, respectively. Carrier charges represent approximately 60.0% and 56.6% of revenue in the three and nine months ended September 30, 2006, respectively, compared to 53.3% and 52.1% of revenue in the corresponding periods of 2005. The net increase in the quarter and year-to-date carrier charges is the result of higher volume, product mix changes, and the impact of regulatory relief recorded in the prior year from the Competitor Digital Network Services (“CDNS”) decision.

Other operating, general and administrative expenses remained consistent with the corresponding periods of 2005. Operating, general and administrative expenses for the nine months ended September 30, 2006 include a one-time reduction to costs of approximately $1.6 million related to a retroactive regulatory decision.

Mainly due to the pricing pressures on long distance and the higher carrier costs and other general and administrative expenses, Rogers Business Solutions margins decreased to 4.3% and 8.3%, for the three and nine months ended September 30, 2006, respectively, compared to 8.3% and 10.6%, respectively, for the corresponding periods in 2005.

Rogers Communications Inc.	19	Third Quarter 2006

VIDEO STORES

Video Stores Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,
	2006	2005		2006	2005
(In millions of dollars, except margin)	Actual	Actual	% Chg	Actual	Actual	% Chg
Operating revenue	$72.8	$77.1	(5.6)	$226.0	$235.5	(4.0)

Operating expenses (1)	70.4	72.9	(3.4)	220.4	221.4	(0.5)

Operating profit (2)	$2.4	$4.2	(42.9)	$5.6	$14.1	(60.3)
Operating profit margin (2)	3.3%	5.4%		2.5%	6.0%

(1)	Operating, general and administrative expenses for the nine months ended September 30, 2006 include $5.2 million of costs related to the closure of 21 Video stores.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Video Stores Revenue

The decline in revenues at the Rogers Video ("Video") stores was primarily due to lower video rental and sales revenues. Initiatives were introduced to increase customers’ spending, which resulted in dollars per transaction increasing 14.8% and 14.4% in the three and nine months ended September 30, 2006 compared to the same periods last year, respectively; however, same store customer transactions decreased 11.6% and 14.5% compared to the corresponding periods in 2005 due to a decrease in total visits. Also, same store revenue declined 2.2% for the nine months ended September 30, 2006 compared to the corresponding period of the prior year. Video has recently taken additional steps with respect to its pricing and late-fee structures aimed at reversing the trend of lower same store customer transactions.

Video Stores Operating Profit

The year-over-year decline in Video stores operating profit relates primarily to the decline in revenues and charges of approximately $5.2 million in the nine months ended September 30, 2006 associated with the closing of 21 Video stores.

CABLE AND TELECOM ADDITIONS TO PP&E

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system are highly capital-intensive. The Cable and Internet segment categorizes its additions to property, plant and equipment (“PP&E”) according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, our Cable and Internet additions to PP&E are classified into the following five categories:

•	Customer premises equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and the associated installation costs;
•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;

Rogers Communications Inc.	20	Third Quarter 2006

•	Line extensions, which includes network costs to enter new service areas;
•	Upgrade and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

	Three Months Ended September 30,			Nine Months Ended September 30,
		2005	% Chg
	2006	Actual	Actual	2006	2005	% Chg
(In millions of dollars)	Actual	Reclassified (1)	Reclassified	Actual	Pro Forma (2)	Pro Forma (2)
Cable and Internet PP&E additions
Customer premise equipment	$53.6	$72.0	(25.6)	$150.7	$177.4	(15.1)
Scaleable infrastructure	22.2	26.8	(17.2)	59.2	90.5	(34.6)
Line extensions	15.9	13.1	21.4	42.3	37.1	14.0
Upgrade and rebuild	1.9	0.4	n/m	5.2	1.4	n/m
Support capital	21.2	22.5	(5.8)	46.1	48.7	(5.3)
	114.8	134.8	(14.8)	303.5	355.1	(14.5)
Rogers Home Phone PP&E additions	62.6	29.7	110.8	121.7	94.3	29.1
Rogers Business Solutions PP&E additions	26.3	38.4	(31.5)	50.1	58.7	(14.7)
Video stores PP&E additions	3.0	2.9	3.4	5.4	10.7	(49.5)
	$206.7	$205.8	0.4	$480.7	$518.8	(7.3)

(1)	Certain prior year amounts have been reclassified to conform with the current year presentation.
(2)	See “Basis of Pro Forma Information” section for a discussion of considerations in the preparation of this pro forma information.

The declines in Cable and Internet PP&E additions are primarily attributable to lower spending on scaleable infrastructure related to deferred video-on-demand capacity increase and IP network capacity increases, delayed head-end expenditures, reduced transport network expenditures as well as lower spending on customer premise equipment related to digital terminals and cable modems, as well as the timing of expenditures relating to IP Networks.

The increases in additions to Rogers Home Phone PP&E compared to the corresponding periods in 2005 are primarily due to additional spending on customer premises equipment as well as capacity on the cable network associated with the 88% year-over-year increase in quarterly subscriber additions.

MEDIA

Media Operating and Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue	$319.3	$284.5	12.2	$893.3	$797.2	12.1
Operating expenses	280.3	251.2	11.6	789.2	708.4	11.4
Operating profit (1)	$39.0	$33.3	17.1	$104.1	$88.8	17.2
Operating profit margin (1)	12.2%	11.7%		11.7%	11.1%
Additions to property, plant and equipment (1)	$7.1	$5.6	26.8	$32.5	$28.0	16.1

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

Rogers Communications Inc.	21	Third Quarter 2006

Media Revenue

The increases in Media revenues for the three and nine months ended September 30, 2006 over the corresponding periods in 2005 reflect growth across all of Media’s divisions. These increases include higher advertising revenue in Publishing and Radio, and at Sportsnet where the Toronto Blue Jays games and World Cup Soccer attracted large audiences and higher advertising. The Shopping Channel continued to generate strong consumer demand for products. Sports Entertainment revenue grew through higher baseball ticket sales. The addition of OMNI BC, the launch of OMNI Manitoba and consolidation of the Biography Channel and G4TechTV as a result of increased ownership in the second quarter of 2006 also contributed to the increase in revenue.

Media Operating Expenses

The increases in Media operating expenses for the three and nine months ended September 30, 2006 compared to the corresponding periods in 2005 are primarily due to higher baseball player payroll at Sports Entertainment, increased programming costs at Sportsnet associated with World Cup Soccer, as well as costs associated with Publishing’s launch of the Canadian edition of Hello! and Chocolat magazines. The return of NHL hockey also increased programming costs at Sportsnet for the nine months ended September 30, 2006. Cost increases were partially offset by lower general and administrative costs across all divisions.

Media Operating Profit

The changes discussed above drove the year-over-year increases in Media’s operating profit for both the three and nine months ended September 30, 2006 from the corresponding periods in 2005, as well as the corresponding increase in operating margins.

Media Additions to PP&E

The majority of Media’s PP&E additions in the first nine months of both 2006 and 2005 reflect renovations and enhancements to the Rogers Centre sports and entertainment venue in Toronto.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Operations

Three Months Ended September 30, 2006

For the three months ended September 30, 2006, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $666.4 million from $437.0 million in the corresponding period of 2005. The $229.4 million increase is primarily the result of the increase in operating profit of $194.9 million in addition to a $26.0 million decrease in interest expense.

Taking into account the changes in non-cash working capital items for the three months ended September 30, 2006, cash generated from operations was $730.1 million, compared to $444.7 million in the corresponding period of 2005.

Rogers Communications Inc.	22	Third Quarter 2006

The cash flow generated from operations of $730.1 million, together with receipt of $23.3 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options, and $6.4 million from other investments, resulted in total net funds of approximately $759.8 million raised in the three months ended September 30, 2006.

Net funds used during the three months ended September 30, 2006 totalled approximately $733.8 million, the details of which include funding:

•	Additions to PP&E of $394.8 million, net of $20.5 million of related changes in non-cash working capital;

•	An aggregate net repayment of $286.0 million of outstanding advances under our bank credit facilities;

•	The payment of dividends of $23.7 million on our Class A Voting and Class B Non-Voting shares;

•	An aggregate $23.0 million net repayment of mortgages and capital leases; and

•	Additions to program rights of $6.3 million.

Taking into account the cash deficiency of $55.2 million at the beginning of the period and the fund uses described above, the cash deficiency at September 30, 2006 was $29.1 million.

Nine Months Ended September 30, 2006

For the nine months ended September 30, 2006, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $1,755.0 million from $1,171.6 million in the corresponding period of 2005. The $583.4 million increase is primarily the result of the increase in operating profit of $492.7 million in addition to a $74.8 million decrease in interest expense.

Taking into account the changes in non-cash working capital items for the nine months ended September 30, 2006, cash generated from operations was $1,746.9 million, compared to $953.5 million in the corresponding period of 2005.

The cash flow generated from operations of $1,746.9 million, together with receipt of $63.1 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options, resulted in total net funds of approximately $1,810.0 million raised in the nine months ended September 30, 2006.

Net funds used during the nine months ended September 30, 2006 totalled approximately $1,735.2 million, the details of which include funding:

•	Additions to PP&E of $1,175.2 million, including $17.1 million of related changes in non-cash working capital;

Rogers Communications Inc.	23	Third Quarter 2006

•	The repayment of three debt issues (as described below) aggregating $260.7 million;

•	An aggregate net repayment of $172.0 million of outstanding advances under our bank credit facilities;

•	The net cash settlement of $10.3 million upon the maturity of a cross-currency interest rate exchange agreement at Wireless in the notional principal amount of US$51.83 million;

•	Additions to program rights of $27.7 million;

•	Other net investments of $17.1 million;

•	The payment of dividends of $47.2 million on our Class A Voting and Class B Non-Voting shares; and

•	An aggregate $25.0 million net repayment of mortgages and capital leases.

Taking into account the cash deficiency of $103.9 million at the beginning of the period and the fund uses described above, the cash deficiency at September 30, 2006 was $29.1 million.

Financing

Our long-term debt instruments are described in Note 11 to the 2005 Annual Audited Consolidated Financial Statements.

As mentioned above, during the three months ended September 30, 2006, a total of $309.0 million debt was repaid comprised of $286.0 million of net repayments of outstanding advances under our bank credit facilities and $23.0 million of mortgages and leases.

During the nine month period ended September 30, 2006, the following changes to our financing took place. An aggregate $457.7 million of debt was repaid consisting of: $172.0 million of outstanding advances under our bank credit facilities; $160.0 million aggregate principal amount at maturity of Wireless’ 10.50% Senior Secured Notes due 2006; $75.0 million aggregate principal amount at maturity of RCI’s 10.50% Senior Notes due 2006; $25.7 million (US $22.0 million) aggregate principal amount that remained outstanding of RTHI’s 10.625% Senior Secured Notes due 2008; and $25.0 million of mortgages and leases. In addition, Wireless paid a net cash settlement of $10.3 million upon the maturity of a cross-currency interest rate agreement in the notional principal amount of US$51.83 million and RCI received $63.1 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options.

In July, 2006, Cable and Telecom entered into an amendment to its bank credit facility to insert provisions for the springing release of security in a similar fashion as provided in all of Cable and Telecom’s public debt indentures. This provision provides that if Cable and Telecom has two investment grade ratings on its debt and there is no other debt or cross-currency interest rate exchange agreement secured by a bond issued under the Cable and Telecom deed of trust, then the security provided for a particular debt instrument will be discharged upon 45 days prior notice by Cable and Telecom. A similar amendment has been made in each of Cable and Telecom’s cross-currency interest rate exchange agreements.

Rogers Communications Inc.	24	Third Quarter 2006

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge.

During the three months ended September 30, 2006, there was no change in our U.S. dollar-denominated debt or in our cross-currency interest rate exchange agreements. The only change in our hedging status during the nine months ended September 30, 2006 was on an economic basis and was due to the maturity on June 1, 2006 of a cross-currency interest rate exchange agreement in the notional principal amount of US$51.83 million. In addition, the consolidated aggregate amount of our U.S. dollar-denominated debt decreased by US$22.0 million due to the redemption of RTHI’s US$22.0 million remaining outstanding amount of 10.625% Senior Secured Notes due 2008 on January 3, 2006.

As a result of the above, on September 30, 2006 the amount of our U.S. dollar-denominated debt hedged on an economic basis was 97.0% and on an accounting basis was 85.6%.

(In millions of dollars, except percentages)	September 30, 2006			December 31, 2005
U.S. dollar-denominated long-term debt	US	$4,894.9		US	$4,916.9

Hedged with cross-currency interest rate exchange agreements	US	$4,750.0		US	$4,801.8

Hedged exchange rate		1.3150			1.3148

Percent hedged		97.0	%(1)		97.7%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$7,936.7		Cdn	$8,409.6
Total long-term debt at fixed rates	Cdn	$6,843.9		Cdn	$7,076.5
Percent of long-term debt fixed		86.2%			84.1%

Weighted average interest rate on long-term debt		7.85%			7.76%

(1)
Pursuant to the requirements for hedge accounting under AcG-13, on September 30, 2006, RCI accounted for 88.2% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 85.6% of consolidated U.S. dollar-denominated debt is hedged for accounting purposes versus 97.0% on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Rogers Communications Inc.	25	Third Quarter 2006

Outstanding Share Data

Set out below is our outstanding share data as at September 30, 2006. For additional information, refer to Note 13 to our 2005 Annual Audited Consolidated Financial Statements and Note 5 to the Unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2006.

Common Shares (1)
Class A Voting	56,233,894
Class B Non-Voting	261,130,061

Options to Purchase Class B Non-Voting Shares
Outstanding Options	10,358,475
Outstanding Options Exercisable	7,018,151

(1)
Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Subsequent to the end of the quarter, the Board of Directors approved a two for one split of our Class A Voting and Class B Non-Voting shares subject to a special shareholder meeting which has been called for December 15, 2006. It is expected that shareholders of record as of the close of business on December 29, 2006 will receive one additional share of the relevant class for each share held upon distribution of the additional shares on or about January 5, 2007.

Subsequent to the end of the quarter, the Board of Directors proposed that our Class B Non-Voting shares were amended to ‘no par value’ shares from the current par value of $1.62478 subject to shareholder approval at the December 15, 2006 special shareholder meeting.

Dividends and Other Payments on Equity Securities

On April 25, 2006, we declared a dividend of $0.075 per share on each of our outstanding Class B Non-Voting shares and Class A Voting shares. This semi-annual dividend totalling $23.7 million was paid on July 4, 2006 to the shareholders of record on June 14, 2006.

Subsequent to the end of the quarter, the Board of Directors announced an increase in the annual dividend from C$0.15 to C$0.32 per Class A Voting and Class B Non-Voting share (on a pre-split basis), and modified Rogers’ dividend distribution policy to make dividend distributions on a quarterly basis instead of semi-annually. At the same time, the Board declared the first quarterly dividend of C$0.08 cents per share (on a pre-split basis) to be paid on January 2, 2007 to shareholders of record on December 20, 2006 reflecting the increased C$0.32 per share annual dividend level and the new quarterly distribution schedule.

Rogers Communications Inc.	26	Third Quarter 2006

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2005 Annual MD&A, and are further discussed in Note 11 and Note 20 of our 2005 Annual Audited Consolidated Financial Statements. There are no significant changes to our material contractual obligations since December 31, 2005.

On October 30, 2006, we entered into a new employment contract with our President and CEO Edward S. Rogers. Under Mr. Rogers’ previous employment contract, which could be terminated by Mr. Rogers or by us with six months notice, his retirement was to be effective December 31, 2008. The revised employment contract is of indefinite duration but can be terminated by Mr. Rogers or by us with six months notice.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2005 Annual MD&A. The significant changes to those regulations since December 31, 2005, are as follows:

Telecommunications Policy Report

On March 22, 2006, the report of the Telecommunications Policy Review Panel was released. The Panel was asked by the previous Liberal government to study Canadian telecommunications policy to make recommendations to improve the regulatory environment, expand broadband services to remote locations and further the deployment of information and communications technology in Canada. The report generally recommended greater reliance on market forces and a reduction in government regulation. The report recommends continued regulation of the incumbent wireline telephone companies in circumstances where they possess significant market power. We believe that such continued regulation is important to protect new entrants such as Cable and Telecom from anticompetitive conduct by incumbent providers until such time as competition is established. The report also recommends limiting the incumbent phone companies’ unbundled wholesale facilities that would be available to competitive providers on a wholesale basis. The report recommends that “essential” facilities should continue to be made available and that non-essential facilities should be available for a transition period of three to five years. The report also recommends transitioning radio spectrum regulation from Industry Canada to the CRTC, after Industry Canada completes a spectrum policy review that will consider various issues such as spectrum licence fees and streamlining the spectrum licencing process. Upon receiving the panel’s report, the Minister of Industry stated that he would review the report and that any steps towards implementation of the report’s recommendations would follow such review.

Proposed Policy Direction to the CRTC on Telecommunications

On June 13, 2006, the Honourable Maxime Bernier, Minister of Industry, tabled a proposed Policy Direction on Telecommunications in Parliament. The Direction signals the Government’s intention to direct the CRTC to rely on market forces to the maximum extent feasible under the Telecommunications Act and regulate, if needed, in a manner that interferes with market forces to the minimum extent necessary.

Rogers Communications Inc.	27	Third Quarter 2006

Inukshuk

On March 31, 2006, Industry Canada approved the transfer of Wireless’ Inukshuk licence to Inukshuk Wireless Partnership, a Rogers-Bell joint venture. New licence terms were also issued. These licence terms require Inukshuk to return spectrum that it is not using as of December 31, 2009. At the same time as the licence was issued, Industry Canada issued their new policy on the 2.5 GHz spectrum used by Inukshuk. The policy confirms that the spectrum is currently only to be used for fixed services (which in Canada includes portable services). Companies that wish to have a mobile licence for this spectrum will be required to apply for a mobile licence and will be required to return one-third of the spectrum to the government. The returned spectrum will be auctioned. There is no assurance that Wireless or any other incumbent licencee would be allowed to purchase the spectrum at an auction.

Wireless Video Services

In a decision issued on April 12, 2006, the CRTC determined that the mobile TV services provided by Wireless are exempt from regulation because they are delivered over the Internet. Furthermore, the CRTC has proposed a new order that will exempt all mobile TV services from regulation, whether they are delivered over the Internet, or not. We believe that this decision is very positive because it allows us to offer innovative new services without regulatory impediments.

Spectrum Issues

The Federal Communications Commission (“FCC”) concluded their auction of Advanced Wireless Services (“AWS”) spectrum, in September 2006, raising $1.4 billion.  90 MHz of spectrum was auctioned, and it is anticipated that the same 90 MHz of spectrum will be auctioned by Industry Canada either late in 2007 or early 2008.  The policy document regarding this spectrum and the auction is expected in the fourth quarter of 2006, at which time interested parties will be provided with an opportunity to comment on the proposals.

CRTC Local Forbearance Decision

The CRTC released its Local Forbearance Decision on April 6, 2006. The incumbent phone companies will continue to be regulated until they lose 25% market share. The customer winback prohibition rules, which were reduced from 12 to three months, will be lifted when the incumbent phone companies lose 20% market share. The calculation of share loss is made separately for the residential and business segments, and also excludes market share lost to wireless. The market share in urban areas is measured over a census metropolitan area. In addition to the market share criteria, the phone companies have to comply with all the Quality of Service (“QoS”) indicators which govern the wholesale facilities provided to competitors, for six months. These QoS indicators are very important to unbundled loop resellers such as Rogers Business Solutions. In addition, the incumbent local exchange providers must provide Ethernet access and transport service to competitors and must interconnect their Operations Support Systems (“OSS”) with those of competitors. We believe that this decision is consistent with the assumptions made in the business planning for our local telephone service. Canada’s incumbent telephone companies have appealed the CRTC’s Local Forbearance Decision to the Federal Cabinet. On September 1, 2006, the CRTC released Telecom Public Notice 2006-12, Proceeding to reassess certain aspects of the local forbearance framework established in Decision 2006-15. The proceeding will consider whether the 25% market share loss de-regulation

Rogers Communications Inc.	28	Third Quarter 2006

threshold and the 20% winback prohibition threshold should be adjusted and whether wireless-only households should be included in the calculation of market share loss levels. Any earlier de-regulation of the ILECs local services would make it more difficult for our local telephone services to become established in the marketplace.

Voice-over-Internet Protocol (“VoIP”) CRTC Reconsideration Decision

On May 5, 2006, the Federal Cabinet referred the CRTC’s Voice-over-Internet Protocol (“VoIP”) decision back to the CRTC for reconsideration. In its Reconsideration Decision released on September 1, 2006, the CRTC confirmed the original Decision in its entirety.

Review of Certain Aspects of the Regulatory Framework for Over-The-Air Television

On June 12, 2006, the CRTC announced that they will hold a Public Hearing commencing on November 27, 2006 to review the regulatory framework for over-the-air television. The review will consider the contributions which over-the-air television licencees should make to the production, acquisition and broadcast of high-quality Canadian programming. The review will also examine, among other things, the possibility of levying a fee for carriage against Broadcasting Distribution Undertaking (“BDUs”) for the carriage of local over-the-air television signals. This proposal, if implemented, could significantly increase costs for broadcasting distribution undertakings including those of Cable and Telecom.

Review of Policy Framework for Discretionary Programming Services

On July 28, 2006, the CRTC administratively renewed the licences for a number of programming services that were first licenced in 2000/2001, extending their expiry dates to August 31, 2009. The CRTC has decided to extend these licences by two years so that it can take into account the determinations that will result from its review, commencing in 2007, of the policy framework for discretionary programming services. This applies to the video-on-demand service operated by Rogers Cable, as well as G4TechTV and The Biography Channel, two Category 1 specialty services operated by Rogers Media.

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are summarized in our 2005 Annual MD&A. There were no significant changes to those risks and uncertainties since December 31, 2005, except as follows:

We Are and Will Continue to Be Involved in Litigation.

On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada, including Wireless and Fido. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation, false advertising and unjust enrichment arising out of the charging of system access fees. The plaintiffs seek un-quantified damages from the defendant wireless communications service providers. In July 2006, the Saskatchewan court denied the plaintiffs’ application to have the proceeding certified as a class action. However, the court granted leave to the plaintiffs to renew their applications in order to address the requirements of the Saskatchewan class proceedings legislation. Similar proceedings have also been

Rogers Communications Inc.	29	Third Quarter 2006

brought against us and other providers of wireless communications in most of Canada. We have not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated.

Changes to the CRTC’s Regime for Local Telephone Competition Could Affect Cable’s Delivery of Local Telephone Service.

As described above under the “Government Regulation and Regulatory Developments” section, the CRTC released its Local Forbearance Decision on April 6, 2006. While we believe that the decision is consistent with the assumptions made in the business planning for our local telephone service, Canada’s incumbent telephone companies have appealed the CRTC’s Local Forbearance Decision to the Federal Cabinet. A successful appeal could weaken the regulatory safeguards for new local telephone entrants, which would have a negative impact on our competitive local telephone service.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2005 Annual MD&A. These key performance indicators are not measurements under Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Revenue (primarily network revenue at Wireless) and average monthly revenue per subscriber (“ARPU”),
•	Subscriber counts and subscriber churn,
•	Operating expenses and average monthly operating expense per wireless subscriber,
•	Sales and marketing costs (or cost of acquisition) per subscriber,
•	Operating profit,
•	Operating profit margin, and
•	Additions to PP&E.

See “Supplementary Information” section for calculations of the Non-GAAP measures.

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions in the normal course of business with certain broadcasters in which we have an equity interest as detailed below:
	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Fees paid to broadcasters accounted for by the equity method(1)	$4.8	$4.6	4.3	$14.8	$13.8	7.2

(1)
Fees paid to a number of Canadian pay, specialty and digital specialty channels including Viewer's Choice Canada, TV Tropolis (formerly Prime), Outdoor Life Network, G4TechTV, and The Biography Channel. On June 12, 2006, we increased our ownership of Biography Canada and G4TechTV Canada to 100% and 66 2/3%, respectively.

Rogers Communications Inc.	30	Third Quarter 2006

We have entered into certain transactions with companies, the partners or senior officers of which are or have been directors of our company and/or our subsidiary companies. During the three and nine months ended September 30, 2006 and 2005, total amounts paid by us to these related parties are as follows:

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Legal services and commissions paid on premiums for insurance coverage	$0.3	$1.3	(76.9)	$1.9	$4.5	(57.8)
Telecommunications and programming services	-	-	-	-	1.6	n/m
Interest charges and other financing fees	-	-	-	-	22.0	n/m
	$0.3	$1.3	(76.9)	$1.9	$28.1	(93.2)

During the three and nine month periods ended September 30, 2006 and 2005, we made payments to companies controlled by our controlling shareholder as follows:

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Charges to Rogers for business use of aircraft, net of other administrative services	$0.1	$-	n/m	$0.5	$0.3	66.7

As disclosed in Note 18 to the Annual Audited Consolidated Financial Statements for the year ended December 31, 2005, with the approval of a special committee of the Board of Directors, we entered into an arrangement to sell to our controlling shareholder, for $13 million in cash, the shares in two wholly owned subsidiaries whose only asset consists of tax losses aggregating approximately $100 million. The special committee was advised by independent counsel and engaged an accounting firm as part of their review to ensure that the sale price was within a range that would be fair from a financial point of view. Further to this arrangement, on April 7, 2006, a company controlled by our controlling shareholder purchased the shares in one of these wholly owned subsidiaries for cash of $6.8 million. On July 24, 2006, the shares of the second wholly owned subsidiary were purchased by a company controlled by the controlling shareholder for cash of $6.2 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2005 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2005 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three and nine months ended September 30, 2006, there are no changes to the critical accounting policies and estimates of Wireless, Cable and Telecom and Media from those found in our 2005 Annual MD&A.

Rogers Communications Inc.	31	Third Quarter 2006

NEW ACCOUNTING STANDARDS

In our 2005 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2005 Annual MD&A, we disclosed recent Canadian accounting pronouncements, namely CICA Handbook Section 3831 “Non-monetary Transactions”, CICA Handbook Section 3855 “Financial Instruments - Recognition and Measurement”, CICA Handbook Section 1530 “Comprehensive Income” and CICA Handbook Section 3865 “Hedges”. CICA Handbook Section 3831 did not have a material impact on our consolidated financial statements for the three and nine months ended September 30, 2006. CICA Handbook Sections 3855, 1530 and 3865 are effective for interim and annual financial statements commencing in 2007. We are continuing to assess the impact of these new standards.

Emerging Issues Committee (“EIC”) Abstract 162, “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” was issued on July 6, 2006. EIC 162 requires that the compensation cost attributable to awards granted to employees eligible to retire at the grant date should be recognized on the grant date if the award’s exercisability does not depend on continued service. Additionally, awards granted to employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC 162 must be applied retroactively, with restatement of prior periods, effective with our financial statements for the year ending December 31, 2006. We are currently evaluating the impact of this new standard.

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Each of Wireless, Cable and Telecom, and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable and Telecom, and Media operating units, please refer to our 2005 Annual MD&A. Home Phone Service and Rogers Business Solutions do not have any unique seasonal aspects to their businesses.

2006 GUIDANCE

Based on our year-to-date results and current outlook for the fourth quarter of 2006, we are further modifying certain elements of our full year 2006 financial and operating metric guidance as shown in the table below.

Rogers Communications Inc.	32	Third Quarter 2006

Full Year 2006 Guidance

	Original 2006 Range (At
(In millions of dollars, except subscribers)	February 9, 2006)			Updated from Original Guidance
Revenue
Wireless (network revenue)	$4,125	to	$4,175	High end of range up 3%
Cable and Telecom	3,110	to	3,185	High end of range up 1%
Media	1,165	to	1,205

Operating profit (1)
Wireless (2)	$1,730	to	$1,780	High end of range up 7%
Cable and Telecom	825	to	860	High end of range up 2%
Media	115	to	120	High end of range up 8%

PP&E expenditures (3)
Wireless	$600	to	$650
Cable and Telecom	640	to	695	High end of range up 8%

Net subscriber additions (000's)
Wireless voice and data	525	to	575
Basic cable	-	to	10
Internet	125	to	175
Digital	175	to	225
Residential telephony	200	to	250	High end of range up 20%

Rogers Telecom integration (4)	$50	to	$65

(1)	Before RCI corporate expenses and management fees paid to RCI and excluding costs associated with the integration of Fido and Call-Net (see Note 4 below).
(2)	Excludes operating losses related to the Inukshuk fixed wireless initiative.
(3)
Does not include Corporate, Inukshuk or Media PP&E expenditures or the PP&E expenditures component of the Call-Net/Rogers Telecom integration (see Note 4 below). Corporate PP&E expenditures will include costs associated with the January 4, 2006 purchase of the Greater Toronto Area business campus by RCI.

(4)	Estimated breakdown: approximately 70% to be recorded as PP&E expenditures and approximately 30% to be recorded as operating expense.

Our full year 2006 outlook for the net number of residential telephony subscriber additions represents a gain in the number of voice-over-cable telephony subscribers partially offset by an estimated reduction during the year of approximately 50,000 circuit-switched subscribers due primarily to migrations of these subscribers onto our cable platform as well as modest competitive losses outside of our cable operating territory. The increase in our outlook for Cable and Telecom capital expenditures is directly related to the significant number of voice-over-cable telephony subscriber additions as well as to putting in place additional capacity to accommodate expected continued growth in future quarters.

There are no other updates at this point to the summary level ranges of our 2006 financial and operating metric guidance. (See the section entitled “Caution Regarding Forward-Looking Statements” below.)

Rogers Communications Inc.	33	Third Quarter 2006

SUPPLEMENTARY INFORMATION
Calculations of Wireless Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended September 30,		Nine months ended September 30,
except ARPU figures and operating profit margin)	2006	2005	2006	2005
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$1,080.1	$899.1	$2,989.4	$2,466.1
Divided by: Average postpaid wireless voice and data subscribers	5,116.3	4,484.4	4,983.1	4,347.8
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$70.37	$66.83	$66.66	$63.02

Prepaid ARPU (monthly)
Prepaid revenue	$57.3	$55.4	$152.7	$156.4
Divided by: Average prepaid subscribers	1,307.2	1,326.0	1,311.8	1,320.2
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$14.61	$13.91	$12.93	$13.16

Cost of acquisition per gross addition
Total sales and marketing expenses	$153.1	$153.1	$418.9	$410.3
Equipment margin loss (acquisition related)	43.5	48.7	138.8	134.9
	$196.6	$201.8	$557.7	$545.2
Total gross wireless additions (postpaid, prepaid, and one-way messaging)	541.7	554.4	1,437.4	1,465.6
	$363	$364	$388	$372

Operating expense per average subscriber (monthly)
Operating, general and administrative expenses	$354.4	$312.4	$1,010.3	$894.9
Integration expenses	(1.8)	12.8	2.7	28.4
Equipment margin loss (retention related)	31.2	51.2	129.9	124.6
	$383.8	$376.4	$1,142.9	$1,047.9
Divided by: Average total wireless subscribers	6,566.3	5,986.3	6,448.1	5,851.3
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	19.48	20.96	19.69	19.90

Equipment margin loss
Equipment sales	$124.6	$109.2	$314.9	$270.5
Cost of equipment sales	(199.3)	(209.1)	(583.6)	(530.0)
	$(74.7)	$(99.9)	$(268.7)	$(259.5)

Acquisition related	$(43.5)	$(48.7)	$(138.8)	$(134.9)
Retention related	(31.2)	(51.2)	(129.9)	(124.6)
	$(74.7)	$(99.9)	$(268.7)	$(259.5)

Operating Profit Margin
Operating Profit	$560.7	$381.5	$1,452.6	$1,044.6
Divided by Network Revenue	1,141.1	959.7	3,153.2	2,637.7
Operating Profit Margin	49.1%	39.8%	46.1%	39.6%

Rogers Communications Inc.	34	Third Quarter 2006

SUPPLEMENTARY INFORMATION
Calculations of Cable and Telecom Non-GAAP Measures

(In millions, subscribers in thousands, except ARPU	Three months ended September 30,		Nine months ended September 30,
figures and operating profit margin)	2006	2005	2006	2005
Core Cable ARPU
Core Cable revenue	$356.4	$326.1	$1,054.2	$962.9
Divided by: Average basic cable subscribers	2,255.6	2,243.0	2,257.3	2,247.2
Divided by: 3 months for quarter and 9 months for year-to-date	3	3	9	9
	$52.67	$48.46	$51.89	$47.61
Internet ARPU
Internet revenue(1)	$131.0	$107.8	$381.5	$317.3
Divided by: Average internet (residential) subscribers	1,219.0	1,040.9	1,174.5	1,000.0
Divided by: 3 months for quarter and 9 months for year-to-date	3	3	9	9
	$35.83	$34.52	$36.09	$35.26
Cable and Internet:
Operating Profit	$209.1	$177.8	$614.7	$526.6
Divided by Revenue	488.5	436.0	1,439.5	1,282.8
Cable and Internet Operating Profit Margin	42.8%	40.8%	42.7%	41.1%
Rogers Home Phone:
Operating Profit	$(2.9)	$3.8	$6.6	$3.8
Divided by Revenue	90.8	74.7	257.0	74.7
Rogers Home Phone Operating Profit Margin	(3.2%)	5.1%	2.6%	5.1%
Rogers Business Solutions:
Operating Profit	$6.4	$11.6	$36.6	$5.2
Divided by Revenue	148.5	139.0	441.0	141.2
Rogers Business Solutions Operating Profit Margin	4.3%	8.3%	8.3%	3.7%
Video stores:
Operating Profit (2)	$2.4	$4.2	$5.6	$14.1
Divided by Revenue	72.8	77.1	226.0	235.5
Video stores Operating Profit Margin	3.3%	5.4%	2.5%	6.0%

(1)	Internet ARPU calculation does not include amounts related to dial-up customers.
(2)	Video stores operating profit in the nine months ended September 30, 2006 include $5.2 million of costs related to the closure of 21 Video stores.

Rogers Communications Inc.	35	Third Quarter 2006

SUPPLEMENTARY INFORMATION
Rogers Communications Inc.

Historical Quarterly Summary (1)
	2006			2005				2004
(In thousands of dollars,
except per share amounts)	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Income Statement
Operating Revenue
Wireless	$1,051,237	$1,151,130	$1,265,711	$875,371	$963,886	$1,068,888	$1,098,511	$592,841	$655,920	$721,136	$813,628
Cable and Telecom	774,032	786,916	799,455	505,256	500,080	725,676	760,612	473,074	474,846	489,371	508,364
Media	240,122	333,829	319,315	219,280	293,402	284,520	299,974	215,741	230,881	244,319	266,171
Corporate and eliminations	(33,639)	(35,601)	(37,218)	(17,492)	(24,857)	(32,017)	(38,936)	(16,907)	(18,152)	(21,138)	(21,846)
	2,031,752	2,236,274	2,347,263	1,582,415	1,732,511	2,047,067	2,120,161	1,264,749	1,343,495	1,433,688	1,566,317

Operating profit (2)
Wireless	405,133	486,803	560,674	298,376	364,760	381,488	292,425	219,644	247,083	269,565	214,099
Cable and Telecom	211,628	232,413	213,656	180,669	171,562	195,101	217,211	171,186	173,294	173,143	191,036
Media	13,137	51,969	38,970	11,320	44,195	33,293	39,038	6,470	38,819	14,981	55,102
Corporate	(33,606)	(29,056)	(29,007)	(15,141)	(15,063)	(20,510)	(35,155)	(15,443)	(13,409)	(1,714)	(9,717)
	596,292	742,129	784,293	475,224	565,454	589,372	513,519	381,857	445,787	455,975	450,520

Depreciation and amortization	386,113	394,763	408,173	341,633	358,746	376,984	400,648	246,090	250,528	255,857	340,076
Operating income	210,179	347,366	376,120	133,591	206,708	212,388	112,871	135,767	195,259	200,118	110,444
Interest on long-term debt	(161,575)	(154,694)	(152,785)	(184,767)	(180,325)	(178,792)	(166,195)	(137,539)	(132,292)	(129,868)	(176,298)
Other income (expense)	1,127	16,868	6,806	8,663	(3,441)	17,894	(21,098)	(75,384)	(41,775)	29,676	37,776
Income tax recovery (expense)	(34,914)	68,001	(76,180)	(3,514)	(3,748)	(2,603)	7,710	(1,453)	(3,555)	(3,371)	4,932
Non-controlling interest	-	-	-	-	-	-	-	423	(25,596)	(48,480)	(5,928)
Net income (loss) for the period	14,817	277,541	153,961	(46,027)	19,194	48,887	(66,712)	(78,186)	(7,959)	48,075	(29,074)

Earnings (loss) per share -basic	$0.05	$0.88	$0.49	$(0.17)	$0.07	$0.17	$(0.22)	$(0.33)	$(0.03)	$0.20	$(0.12)
-diluted	$0.05	$0.87	$0.48	$(0.17)	$0.07	$0.16	$(0.22)	$(0.33)	$(0.03)	$0.19	$(0.12)
Additions to property, plant and equipment (2)	$340,056	$402,734	$415,265	$260,419	$344,738	$318,656	$429,983	$228,666	$218,267	$221,147	$386,858

(1)	Certain prior year numbers have been reclassified to conform to the current year presentation as described in Notes 1 and 9 to the Unaudited Interim Consolidated Financial Statements.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

Rogers Communications Inc.	36	Third Quarter 2006

Caution Regarding Forward-Looking Statements

This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. Statements containing expressions such as “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “guidance”, and similar expressions generally constitute forward-looking statements. These forward-looking statements also include, but are not limited to, guidance relating to revenue, operating profit and PP&E expenditures, expected growth in subscribers, the deployment of new services, integration costs, and all other statements that are not historical facts.

Such forward-looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time, including but not limited to general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, technology deployment, content and equipment costs, the integration of acquisitions, and industry structure and stability.

We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, and the level of competitive intensity, many of which are beyond our control. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a more detailed discussion of the risks, uncertainties, material factors and assumptions associated with our business that were applied in drawing conclusions or making a forecast set out in such forward-looking information, see the MD&A sections of our 2005 Annual Report entitled “Risks and Uncertainties” (found on pages 62 to 74) and “Material Assumptions” (found on pages 88 to 89), as well as the “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments” sections herein. Our annual and quarterly reports can be found at www.rogers.com. www.sedar.com, and www.sec.gov.

Additional Information

Additional information relating to us, including our Annual Information Form, and discussions of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at

Rogers Communications Inc.	37	Third Quarter 2006

www.sec.gov. Separate annual and quarterly financial results for RWI and Cable are also filed and are available on SEDAR and EDGAR.

About the Company

Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM technology platform. Rogers Cable and Telecom is Canada's largest cable television provider offering cable television, high-speed Internet access, residential telephony services, and video retailing, while its Rogers Business Solutions division is a national provider of voice communications services, data networking, and broadband Internet connectivity to small, medium and large businesses. Rogers Media is Canada's premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing, and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com. Separate annual and quarterly financial results for Rogers Wireless Inc. and Rogers Cable Inc. are also filed and are available on SEDAR and EDGAR.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contacts

Corporate and Media - Jan Innes, 416.935.3525, jan.innes@rci.rogers.com
Wireless, Cable and Telecom - Taanta Gupta, 416.935.4727, taanta.gupta@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 10:00 a.m. ET on October 31, 2006. A rebroadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

# # #

Rogers Communications Inc.	38	Third Quarter 2006

Rogers Communications Inc.
Unaudited Consolidated Financial Statements
Three and Nine Months Ended September 30, 2006

Rogers Communications Inc.	1	Third Quarter 2006

Rogers Communications Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars, except per share amounts)	2006	2005	2006	2005
Operating revenue	$2,347,263	$2,047,067	$6,615,289	$5,361,992
Cost of sales	276,746	283,803	820,340	754,909
Sales and marketing expenses	311,221	295,070	873,097	777,085
Operating, general and administrative expenses	975,415	860,871	2,785,459	2,166,416
Integration expenses (recovery) (note 2)	(412)	17,951	8,524	33,531
Video store closure expenses (note 6)	-	-	5,155	-
Depreciation and amortization	408,173	376,984	1,189,049	1,077,361
Operating income	376,120	212,388	933,665	552,690
Interest on long-term debt	(152,785)	(178,792)	(469,054)	(543,883)
	223,335	33,596	464,611	8,807
Foreign exchange gain (loss)	(138)	63,301	40,878	39,072
Change in the fair value of derivative instruments	1,202	(42,269)	(28,389)	(26,957)
Other income (expense)	5,742	(3,138)	12,312	10,997
Income before income taxes	230,141	51,490	489,412	31,919
Income tax expense (note 7):
Current	1,314	2,603	1,805	9,865
Future	74,866	-	41,289	-
Net income for the period	$153,961	$48,887	$446,318	$22,054

Earning per share (note 8):
Basic	$0.49	$0.17	$1.41	$0.08
Diluted	0.48	0.16	1.39	0.08

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	2	Third Quarter 2006

Rogers Communications Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2006	2005	2006	2005
Cash provided by (used in):
Operating activities:
Net income for the period	$153,961	$48,887	$446,318	$22,054
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	408,173	376,984	1,189,049	1,077,361
Program rights and video rental inventory depreciation	18,150	21,479	55,057	65,309
Unrealized foreign exchange (gain) loss	233	(63,486)	(35,646)	(40,701)
Change in the fair value of derivative instruments	(1,202)	42,269	28,389	26,957
Accreted interest on convertible preferred securities	-	5,493	-	16,302
Future income taxes	74,866	-	41,289	-
Stock-based compensation expense	12,264	6,640	32,227	19,556
Amortization on fair value increment of long-term debt and derivatives	(2,013)	(4,718)	(7,694)	(11,420)
Other	(4,208)	3,499	(6,974)	(3,772)
Sale of income tax losses to related party (note 11)	6,154	-	12,992	-
	666,378	437,047	1,755,007	1,171,646
Change in non-cash working capital items	63,722	7,662	(8,150)	(218,102)
	730,100	444,709	1,746,857	953,544
Financing activities:
Issuance of long-term debt	94,000	203,750	824,000	1,001,750
Repayment of long-term debt	(402,946)	(384,010)	(1,281,709)	(1,082,120)
Proceeds on termination of cross-currency interest rate exchange agreements	-	-	-	402,191
Payment on termination of cross-currency interest rate exchange agreements	-	-	(10,286)	(470,825)
Financing costs incurred	-	(2,540)	-	(4,940)
Issue of capital stock	23,327	20,026	63,109	83,266
Dividends on Class A Voting and Class B Non-Voting shares	(23,668)	(13,896)	(47,211)	(26,209)
	(309,287)	(176,670)	(452,097)	(96,887)
Investing activities:
Additions to property, plant and equipment ("PP&E")	(415,265)	(318,656)	(1,158,055)	(923,813)
Change in non-cash working capital items related to PP&E	20,498	18,978	(17,115)	(30,988)
Cash acquired on acquisition of Rogers Telecom	-	65,467	-	65,467
Exercise of Fido call rights on warrants	-	-	-	(38,778)
Acquisition of Rogers Centre	-	-	-	(24,512)
Proceeds on sale of investments	-	-	1,107	12,203
Additions to program rights	(6,347)	(34,782)	(27,704)	(34,782)
Other investments	6,430	(4,057)	(18,198)	(23,100)
	(394,684)	(273,050)	(1,219,965)	(998,303)
Increase (decrease) in cash and cash equivalents	26,129	(5,011)	74,795	(141,646)
Cash and cash equivalents (deficiency), beginning of period	(55,215)	107,358	(103,881)	243,993
Cash and cash equivalents (deficiency), end of period	$(29,086)	$102,347	$(29,086)	$102,347

Supplemental cash flow information:
Interest paid	$131,403	$142,774	$463,118	$506,094
Income taxes paid	450	3,660	4,551	11,929

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

Change in Non-Cash Working Capital Items

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2006	2005	2006	2005
Cash provided by (used in):
Increase in accounts receivable	$(88,539)	$(127,221)	$(125,255)	$(133,072)
Increase (decrease) in accounts payable and accrued liabilities	151,419	38,086	140,224	(117,614)
Increase (decrease) in unearned revenue	(4,306)	20,285	38,716	24,331
Decrease (increase) in other assets	5,148	76,512	(61,835)	8,253
	$63,722	$7,662	$(8,150)	$(218,102)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	3	Third Quarter 2006

Rogers Communications Inc.
Unaudited Consolidated Balance Sheets

	September 30,	December 31,
(In thousands of dollars)	2006	2005
Assets
Current assets
Accounts receivable	$1,021,533	$890,701
Other current assets	306,426	297,846
Future income tax asset (note 7)	312,258	113,150
	1,640,217	1,301,697
Property, plant and equipment	6,470,809	6,151,526
Goodwill (note 7)	2,778,982	3,035,787
Intangible assets (note 7)	2,242,087	2,627,466
Investments	141,485	138,212
Deferred charges	111,547	129,119
Future income tax asset (note 7)	395,341	347,252
Other long-term assets	134,943	103,230
	$13,915,411	$13,834,289

Liabilities and Shareholders' Equity

Liabilities
Current liabilities
Bank advances, arising from outstanding cheques	$29,086	$103,881
Accounts payable and accrued liabilities	1,510,355	1,411,045
Current portion of long-term debt (note 4)	451,688	286,139
Current portion of derivative instruments	19,564	14,180
Unearned revenue	214,318	176,266
	2,225,011	1,991,511

Long-term debt (note 4)	6,574,018	7,453,412
Derivative instruments	1,002,891	787,369
Other long-term liabilities	77,338	74,382
	9,879,258	10,306,674

Shareholders' equity (note 5)	4,036,153	3,527,615
	$13,915,411	$13,834,289

Contingency (note 12)
Subsequent events (note 13)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	4	Third Quarter 2006

Rogers Communications Inc.
Unaudited Consolidated Statements of Deficit

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
(In thousands of dollars)	2006	2005
Deficit, beginning of period	$(601,548)	$(416,731)
Adjustment for convertible preferred securities	-	(102,720)
As restated	(601,548)	(519,451)
Net income for the period	446,318	22,054
Dividends on Class A Voting shares and Class B Non-Voting shares	(23,668)	(13,896)
Deficit, end of period	$(178,898)	$(511,293)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	5	Third Quarter 2006

Rogers Communications Inc.
Notes to Unaudited Consolidated Financial Statements
Three and Nine Months Ended September 30, 2006 and 2005

These interim Unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (GAAP) for annual financial statements. They should be read in conjunction with the Audited Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2005 (the “2005 Financial Statements”).

1. Basis of Presentation and Accounting Policies:

The interim Unaudited Consolidated Financial Statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively “Rogers” or “the Company”). The Notes presented in these interim Unaudited Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end, and are not fully inclusive of all matters normally disclosed in the Company’s Annual Audited Consolidated Financial Statements. The Company’s operating results are subject to seasonal fluctuations that impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

These interim Unaudited Consolidated Financial Statements follow the same accounting policies and methods of application as the 2005 Financial Statements except for the changes in segment reporting as described in Note 10. Certain of the prior year’s comparative figures have been reclassified to conform to the current year’s presentation.

Emerging Issues Committee (“EIC”) Abstract 162, “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” was issued on July 6, 2006. EIC 162 requires that the compensation cost attributable to awards granted to employees eligible to retire at the grant date should be recognized on the grant date if the award’s exercisability does not depend on continued service. Additionally, awards granted to employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC 162 must be applied retroactively, with restatement of prior periods, effective with the financial statements of the Company for the year ending December 31, 2006. The Company is currently evaluating the impact of this new standard.

2. Business Combinations:

Call-Net Enterprises Inc.:

On July 1, 2005, the Company acquired 100% of Call-Net Enterprises Inc. ("Call-Net") in a share-for-share transaction. During the six months ended June 30, 2006, the Company finalized the purchase price allocation upon receipt of the final valuations of certain tangible and intangible assets acquired. These adjustments included an increase in the fair value assigned to property, plant and equipment of $22.3 million from that recorded and disclosed in the 2005 Financial Statements.

Rogers Communications Inc.	6	Third Quarter 2006

2. Business Combinations (continued):

Additionally, the fair value of the subscriber base acquired increased by $24.0 million from that recorded and disclosed in the 2005 Financial Statements. Accompanied with a $1.2 million adjustment to accrued transaction costs, these adjustments resulted in a decrease in goodwill acquired of $47.5 million.

During the three and nine months ended September 30, 2006, the Company incurred integration expenses of $1.4 million and $5.8 million, respectively, (2005 - $5.2 million and $5.2 million, respectively), related to the Call-Net acquisition.

Fido Solutions Inc. (Fido):

During the three months ended September 30, 2006, the Company reviewed the accrued expenses related to the Fido integration. Since the integration is now complete, the Company determined that it was necessary to reduce previous integration expense estimates resulting in a net reduction to the expense accruals of $1.8 million. During the nine months ended September 30, 2006, the Company incurred net integration expenses of $2.7 million. During the three and nine months ended September 30, 2005, the Company incurred integration expenses of $12.8 million and $28.4 million, respectively.

At September 30, 2006, the remaining accrual related to the liabilities assumed on acquisition and included in the purchase price allocation was $4.9 million (December 31, 2005 - $21.7 million).

3. Investment in Joint Ventures:

The company has contributed certain assets to joint ventures involved in the provision of wireless broadband Internet capacity and in certain mobile commerce initiatives. As at September 30, 2006 and for the three and nine months ended September 30, 2006, proportionately consolidating these joint ventures resulted in the following increases (decreases) in the accounts of the Company:

	For the three	As at and for the nine
	months ended	months ended
(In thousands of dollars)	September 30, 2006	September 30, 2006
Current assets		$18,830
Long-term assets		40,142
Current liabilities		7,116
Revenue	$-	38
Expenses	5,854	13,249
Net loss	5,854	13,211

Rogers Communications Inc.	7	Third Quarter 2006

4. Long-Term Debt:

	Interest	September 30,	December 31,
(In thousands of dollars)	Rate	2006	2005
(A) Corporate:
Senior Secured Notes, due 2006	10.50%	$-	$75,000

(B) Wireless:
(i) Bank credit facility	Floating	-	71,000
(ii) Senior Secured Notes, due 2006	10.50%	-	160,000
(iii) Floating Rate Senior Secured
Notes, due 2010	Floating	613,415	641,245
(iv) Senior Secured Notes, due 2011	9.625%	546,497	571,291
(v) Senior Secured Notes, due 2011	7.625%	460,000	460,000
(vi) Senior Secured Notes, due 2012	7.25%	524,191	547,973
(vii) Senior Secured Notes, due 2014	6.375%	836,475	874,425
(viii) Senior Secured Notes, due 2015	7.50%	613,415	641,245
(ix) Senior Secured Debentures, due 2016	9.75%	172,760	180,598
(x) Senior Subordinated Notes, due 2012	8.00%	446,120	466,360
(xi) Fair value increment arising from purchase accounting		37,469	44,326
		4,250,342	4,658,463
(C) Cable:
(i) Bank credit facility	Floating	155,000	267,000
(ii) Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
(iii) Senior Secured Second Priority Notes, due 2011	7.25%	175,000	175,000
(iv) Senior Secured Second Priority Notes, due 2012	7.875%	390,355	408,065
(v) Senior Secured Second Priority Notes, due 2013	6.25%	390,355	408,065
(vi) Senior Secured Second Priority Notes, due 2014	5.50%	390,355	408,065
(vii) Senior Secured Second Priority Notes, due 2015	6.75%	312,284	326,452
(viii) Senior Secured Second Priority Debenture, due 2032	8.75%	223,060	233,180
		2,486,409	2,675,827
(D) Media:
Bank credit facility	Floating	285,000	274,000

(E) Telecom:
(i) Senior Secured Notes, due 2008	10.625%	-	25,703
(ii) Fair value increment arising from purchase accounting		-	1,619
		-	27,322

Capital leases, mortgage payable and other	Various	3,955	28,939
		7,025,706	7,739,551

Less current portion		(451,688)	(286,139)
		$6,574,018	$7,453,412

Rogers Communications Inc.	8	Third Quarter 2006

4. Long-Term Debt (continued):

On January 3, 2006, the Company redeemed the remaining outstanding amount of Rogers Telecom Holdings Inc.’s 10.625% Senior Secured Notes due 2008. The total redemption amount was US$23.2 million including a redemption premium of US$1.2 million.

On February 14, 2006, the Company repaid, at maturity, the $75.0 million aggregate principal amount outstanding of its 10.50% Senior Secured Notes due 2006.

On June 1, 2006, the Company repaid, at maturity, the $160.0 million aggregate principal amount outstanding of its 10.50% Senior Secured Notes due 2006.

On July 4, 2006, the Company repaid, at maturity, the $22.0 million aggregate principal amount outstanding of its mortgage on the Rogers Campus in Toronto.

In July 2006, Rogers Cable Inc. entered into an amendment to its bank credit facility to insert provisions for the springing release of security in a similar fashion as provided in all of Rogers Cable Inc.’s public debt indentures. This provision provides that if Rogers Cable Inc. has two investment grade ratings on its debt and there is no other debt or cross-currency interest rate exchange agreement secured by a bond issued under the Rogers Cable Inc. deed of trust, then the security provided for a particular debt instrument will be discharged upon 45 days prior notice by Rogers Cable Inc. A similar amendment has also been made in each of Rogers Cable Inc.'s cross-currency interest rate exchange agreements.

5. Shareholders’ Equity:

	September 30,	December 31,
(In thousands of dollars)	2006	2005
Capital stock issued, at stated value:
56,233,894 Class A shares	$72,311	$72,311
261,130,061 Class B shares (2005 - 257,702,341)	424,278	418,695
Total capital stock	496,589	491,006

Contributed surplus	3,718,462	3,638,157
Deficit	(178,898)	(601,548)
Shareholders' equity	$4,036,153	$3,527,615

(i)
During the three and nine months ended September 30, 2006, the Company issued 1,398,798 and 3,427,720 Class B Non-Voting shares to employees upon exercise of options for consideration of $26.0 million and $61.1 million, respectively.

(ii)
On April 25, 2006, the Company declared a dividend of $0.075 per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares. This semi-annual dividend totalling $23.7 million was paid on July 4, 2006 to the shareholders of record on June 14, 2006.

Rogers Communications Inc.	9	Third Quarter 2006

5. Shareholders’ Equity (continued):

(iii)         Subsequent to the end of the quarter, on October 30, 2006, the Board of Directors approved the two-for-one  stock split of the Company’s Class A Voting and Class B Non-Voting shares, an amendment to the par value of the Class B Non-Voting shares, an increase in the annual dividend as well as changes to the Company’s dividend distribution policy. These changes are discussed in Note 13.

(iv)        Stock-based compensation:

During the three and nine months ended September 30, 2006, the Company granted 2,000 and 316,050 options, respectively, to employees (2005 - 25,000 and 479,562 options, respectively). During the three and nine months ended September 30, 2006, the Company recorded compensation expense of approximately $12.3 million and $32.2 million, respectively, (2005 - $6.6 million and $19.6 million, respectively) related to stock option grants to employees; an amendment to the option plans; performance option grants to certain key employees; and restricted share unit grants to employees. The details of these stock-based compensation transactions are as follows:

(a)
The weighted average estimated fair value at the date of the grant for options granted during the three and nine months ended September 30, 2006 was $21.54 and $17.65 per share, respectively (2005 - $17.52 and $15.46 per share, respectively). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Risk-free interest rate	3.96%	3.69%	4.07%	3.99%
Dividend yield	0.27%	0.23%	0.33%	0.29%
Volatility factor of the future expected market price of Class B Non-Voting shares	35.71%	39.14%	37.41%	43.66%
Weighted average expected life of the options	4.8 years	5.2 years	4.9 years	5.6 years

(b)
Effective March 1, 2006, the Company amended certain provisions of its stock option plans which resulted in a new measurement date for purposes of determining compensation cost. The amendment provides that on the death or retirement of an option holder, or the resignation of a director, options would continue to be exercisable until the original expiry date in accordance with their original terms and the vesting would not be accelerated but instead would continue in accordance with the original vesting period. The amendment resulted in additional compensation cost of $6.6 million, of which $2.4 million was immediately recorded as compensation expense related to vested options. The remaining $4.2 million related to unvested options will be charged to income over the remaining vesting period.

Rogers Communications Inc.	10	Third Quarter 2006

5. Shareholders’ Equity (continued):

The fair value of each modified option was estimated on the March 1, 2006 measurement date using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of Class B Non-Voting shares	42.30%
Weighted average expected life of options	5.6 years

(c)   On March 1, 2006, the Company granted 699,400 performance options to certain employees of the Company. These options vest on a straight line basis over four years provided that certain targeted stock prices are met. A binomial valuation model was used to determine the $12.1 million fair value of these options at the date of grant. Of this $12.1 million, $0.5 million and $1.3 million was recorded as compensation cost in the three and nine months ended September 30, 2006, respectively, with the remainder to be recognized over the remaining service period. The fair value of each option was calculated on the March 1, 2006 measurement date based on the following assumptions:

Risk-free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of Class B Non-Voting shares	39.60%
Weighted average expected life of options	5.4 years

(d)  During the three and nine months ended September 30, 2006, the Company issued 4,500 and 203,082 restricted share units, respectively (2005 - nil and 236,801 respectively). As at September 30, 2006, 471,734 restricted share units were outstanding (2005 - 286,117) . These restricted share units vest at the end of three years from the grant date. The Company records compensation expense over the vesting period taking into account fluctuations in the market price of the Class B Non-Voting shares.

6. Video Store Closure Expenses:

During the first quarter of 2006, the Company made the decision to close 21 of its Video stores in Ontario and Quebec. The costs to exit these stores include lease termination and involuntary severance costs totalling nil and $2.3 million for the three and nine months ended September 30, 2006, respectively, as well as a write down of the related property, plant and equipment totalling $nil and $2.9 million for the three and nine months ended September 30, 2006, respectively.

Rogers Communications Inc.	11	Third Quarter 2006

7. Income Taxes:

Current income tax expense has historically consisted primarily of the Canadian Federal Large Corporations Tax ("LCT"). Due to the elimination of the LCT in 2006, the amount expensed for the three and nine month periods ended September 30, 2006 of $1.3 million and $1.8 million, respectively, is attributable only to income tax.

The Company recorded net future income tax expense for the three and nine month periods ended September 30, 2006, of $74.9 million and $41.3 million, respectively. Future income tax expense resulted primarily from the utilization of non-capital loss carryforwards, the benefit of which had previously been recognized, net of a reduction of the valuation allowance. Based on management's assessment of the expected realization of future income tax assets, during the three month period ended June 30, 2006, the Company reduced the valuation allowance recorded against certain future income tax assets to reflect that it is more likely than not that the future income tax assets will be realized. For the nine months ended September 30, 2006, the cumulative reduction in the valuation allowance is $460.4 million. Approximately $300.2 million of the reduction in the valuation allowance related to future income tax assets arising on acquisitions. Accordingly, the benefit related to these assets has been reflected as a reduction of goodwill in the amount of $208.6 million and other intangible assets in the amount of $91.6 million.

In 2000, the Company received a $241 million payment (the “Termination Payment”) from Le Group Vidéotron Ltée (“Vidéotron”) in respect of the termination of a merger agreement between the Company and Vidéotron. The Canada Revenue Agency (“CRA”) disagreed with the Company’s tax filing position in respect of the Termination Payment and in May 2006, issued a Notice of Reassessment. The Company is negotiating a proposed settlement with the CRA which is expected to result in a $67 million reduction to the non-capital income tax losses carried forward by the Company. As a result, a corresponding future income tax charge of $24.6 million was recorded during the three months ended September 30, 2006.

8. Earnings Per Share:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands, except per share amounts)	2006	2005	2006	2005
Numerator:
Net income - basic and diluted	$153,961	$48,887	$446,318	$22,054

Denominator:
Weighted average number of Class A and Class B shares outstanding:
Basic	316,657	291,527	315,421	281,566
Effect of dilutive securities:
Employee stock options	5,301	7,527	4,804	6,374
Diluted	321,958	299,054	320,225	287,940

Earnings per share for the period:
Basic	$0.49	$0.17	$1.41	$0.08
Diluted	0.48	0.16	1.39	0.08

Rogers Communications Inc.	12	Third Quarter 2006

9. Pensions:

For the three and nine months ended September 30, 2006, the Company recorded pension expense in the amount of $2.9 million and $19.6 million, respectively (2005 - $3.5 million and $13.4 million, respectively). In addition, the expense related to unfunded supplemental executive retirement plans was $0.9 million and $2.9 million for the three and nine months ended September 30, 2006, respectively (2005 - $1.0 million and $2.5 million, respectively).

10. Segmented Information:

In January 2006, the Company completed a re-organization whereby ownership of the operating subsidiaries of Rogers Telecom Holdings Inc., a wholly owned subsidiary of the Company, was transferred to Rogers Cable Inc. The re-organization impacted the Company’s management reporting resulting in changes to the Company’s reportable segments. Effective the first quarter of 2006, the following are the reportable segments of the Company: Wireless, Media, Cable and Internet, Rogers Business Solutions, Rogers Home Phone and Video stores. Comparative figures are presented on this basis.

Rogers Communications Inc.	13	Third Quarter 2006

ROGERS COMMUNICATIONS INC.
Segmented Information
For the Three Months Ended September 30, 2006

		Cable & Telecom
						Cable corporate			Corporate
		Cable &	Rogers Home	Rogers Business		items and	Total Cable		items and	Consolidated
(In thousands of dollars)	Wireless	Internet	Phone	Solutions	Video stores	eliminations	& Telecom	Media	eliminations	Totals
Operating revenue	$1,265,711	$488,492	$90,844	$148,478	$72,776	$(1,135)	$799,455	$319,315	$(37,218)	$2,347,263
Cost of sales	199,253	-	-	-	35,965	-	35,965	41,528	-	276,746
Sales and marketing expenses	153,134	34,121	26,598	17,206	30,000	-	107,925	49,574	588	311,221
Operating, general and administrative expenses	354,461	245,271	67,085	124,879	4,410	(1,135)	440,510	189,243	(8,799)	975,415
	558,863	$209,100	$(2,839)	$6,393	$2,401	$-	215,055	38,970	(29,007)	783,881
Management fees	3,096						16,000	4,062	(23,158)	-
Integration expenses	(1,811)						1,399	-	-	(412)
	557,578						197,656	34,908	(5,849)	784,293
Depreciation and amortization	167,386						167,755	14,101	58,931	408,173
Operating income (loss)	390,192						29,901	20,807	(64,780)	376,120
Interest
Long-term debt and other	(98,300)						(56,831)	(4,258)	6,604	(152,785)
Intercompany	10,083						(8,660)	(399)	(1,024)	-
Foreign exchange gain (loss)	(186)						3,405	68	(3,425)	(138)
Change in fair value of derivative instruments	995						207	-	-	1,202
Other income (expense)	129						(839)	5,083	1,369	5,742
Income tax recovery (expense)	(84,396)						19,614	(8,999)	(2,399)	(76,180)
Net income (loss) for the period	$218,517						$(13,203)	$12,302	$(63,655)	$153,961
Additions to property, plant and equipment	$161,547	$114,770	$62,611	$26,264	$3,008	$-	$206,653	$7,123	$39,942	$415,265

For the Three Months Ended September 30, 2005

		Cable & Telecom
						Cable corporate			Corporate
		Cable &	Rogers Home	Rogers Business		items and	Total Cable		items and	Consolidated
(In thousands of dollars)	Wireless	Internet	Phone	Solutions	Video stores	eliminations	& Telecom	Media	eliminations	Totals
Operating revenue	$1,068,890	$435,990	$74,702	$139,036	$77,077	$(1,129)	$725,676	$284,520	$(32,019)	$2,047,067
Cost of sales	209,074	-	-	-	36,305	-	36,305	38,424	-	283,803
Sales and marketing expenses	153,110	31,056	13,945	17,783	31,492	-	94,276	47,684	-	295,070
Operating, general and administrative expenses	312,446	227,094	56,998	109,628	5,145	(1,129)	397,736	165,119	(14,430)	860,871
	394,260	$177,840	$3,759	$11,625	$4,135	$-	197,359	33,293	(17,589)	607,323
Management fees	3,007						10,288	3,505	(16,800)	-
Integration expenses	12,772						2,257	-	2,922	17,951
	378,481						184,814	29,788	(3,711)	589,372
Depreciation and amortization	141,186						154,924	12,830	68,044	376,984
Operating income (loss)	237,295						29,890	16,958	(71,755)	212,388
Interest
Long-term debt and other	(101,531)						(63,239)	(3,469)	(10,553)	(178,792)
Intercompany	-						(6,453)	(388)	6,841	-
Foreign exchange gain (loss)	44,163						18,002	1,218	(82)	63,301
Change in fair value of derivative instruments	(42,767)						497	-	1	(42,269)
Other income (expense)	(974)						(19,780)	361	17,255	(3,138)
Income tax recovery (expense)	(1,296)						(1,028)	(202)	(77)	(2,603)
Net income (loss) for the period	$134,890						$(42,111)	$14,478	$(58,370)	$48,887
Additions to property, plant and equipment	$106,844	$134,794	$29,720	$38,401	$2,905	$-	$205,820	$5,610	$382	$318,656

Rogers Communications Inc.	14	Third Quarter 2006

ROGERS COMMUNICATIONS INC.
Segmented Information
For the Nine Months Ended September 30, 2006

		Cable & Telecom
						Cable corporate			Corporate
		Cable &	Rogers Home	Rogers Business		items and	Total Cable &		items and	Consolidated
(In thousands of dollars)	Wireless	Internet	Phone	Solutions	Video stores	eliminations	Telecom	Media	eliminations	Totals
Operating revenue	$3,468,078	$1,439,515	$257,031	$440,960	$225,986	$(3,089)	$2,360,403	$893,266	$(106,458)	$6,615,289
Cost of sales	583,575	-	-	-	109,917	-	109,917	126,848	-	820,340
Sales and marketing expenses	418,948	95,537	66,324	51,423	90,810	-	304,094	147,303	2,752	873,097
Operating, general and administrative expenses	1,010,268	729,227	184,028	352,987	14,540	(3,089)	1,277,693	515,039	(17,541)	2,785,459
Video store closure expenses	-	-	-	-	5,155	-	5,155	-	-	5,155
	1,455,287	$614,751	$6,679	$36,550	$5,564	$-	663,544	104,076	(91,669)	2,131,238
Management fees	9,288						47,238	11,931	(68,457)	-
Integration expenses	2,677						5,847	-	-	8,524
	1,443,322						610,459	92,145	(23,212)	2,122,714
Depreciation and amortization	464,885						487,670	38,848	197,646	1,189,049
Operating income (loss)	978,437						122,789	53,297	(220,858)	933,665
Interest
Long-term debt and other	(299,551)						(169,434)	(11,354)	11,285	(469,054)
Intercompany	89,425						(23,849)	(1,204)	(64,372)	-
Foreign exchange gain (loss)	35,032						4,710	2,084	(948)	40,878
Change in fair value of derivative instruments	(29,180)						791	-	-	(28,389)
Other income (expense)	175						(1,547)	5,799	7,885	12,312
Income tax recovery (expense)	(222,441)						253,179	72,550	(146,382)	(43,094)
Net income (loss) for the period	$551,897						$186,639	$121,172	$(413,390)	$446,318
Additions to property, plant and equipment	$483,455	$303,493	$121,744	$50,078	$5,384	$-	$480,699	$32,526	$161,375	$1,158,055

For the Nine Months Ended September 30, 2005

		Cable & Telecom
						Cable corporate			Corporate
		Cable &	Rogers Home	Rogers Business		items and	Total Cable &		items and	Consolidated
(In thousands of dollars)	Wireless	Internet	Phone	Solutions	Video stores	eliminations	Telecom	Media	eliminations	Totals
Operating revenue	$2,908,147	$1,282,753	$74,702	$141,209	$235,453	$(3,106)	$1,731,011	$797,202	$(74,368)	$5,361,992
Cost of sales	529,985	-	-	-	108,872	-	108,872	116,052	-	754,909
Sales and marketing expenses	410,267	95,596	13,945	19,494	97,631	-	226,666	140,152	-	777,085
Operating, general and administrative expenses	894,919	660,534	56,998	116,549	14,909	(3,106)	845,884	452,189	(26,576)	2,166,416
	1,072,976	$526,623	$3,759	$5,166	$14,041	$-	549,589	88,809	(47,792)	1,663,582
Management fees	9,019						30,364	10,833	(50,216)	-
Integration expenses	28,352						2,257	-	2,922	33,531
	1,035,605						516,968	77,976	(498)	1,630,051
Depreciation and amortization	450,546						394,526	38,747	193,542	1,077,361
Operating income (loss)	585,059						122,442	39,229	(194,040)	552,690
Interest
Long-term debt and other	(302,818)						(190,449)	(7,675)	(42,941)	(543,883)
Intercompany	26,564						(13,341)	(3,933)	(9,290)	-
Foreign exchange gain (loss)	28,422						14,589	667	(4,606)	39,072
Change in fair value of derivative instruments	(28,668)						1,707	-	4	(26,957)
Other income (expense)	(1,105)						(16,943)	1,463	27,582	10,997
Income tax recovery (expense)	(4,749)						(3,799)	(935)	(382)	(9,865)
Net income (loss) for the period	$302,705						$(85,794)	$28,816	$(223,673)	$22,054
Additions to property, plant and equipment	$379,808	$355,087	$94,323	$43,236	$10,712	$-	$503,358	$27,970	$12,677	$923,813

Rogers Communications Inc.	15	Third Quarter 2006

11. Related Party Transactions:

During the three and nine months ended September 30, 2006 and 2005, the Company entered into certain transactions in the normal course of business with certain broadcasters in which the Company has an equity interest as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2006	2005	2006	2005
Fees paid to broadcasters accounted for by the equity method	$4,804	$4,586	$14,829	$13,800

The fees above were paid to a number of Canadian pay, specialty and digital specialty channels including Viewer's Choice Canada, Prime, Outdoor Life Network, G4TechTV, and Biography Channel. On June 12, 2006, the Company increased its ownership in Biography Canada and G4TechTV Canada to 100% and 66 2/3%, respectively.

The Company has entered into certain transactions with companies, the partners or senior officers of which are or have been directors of the Company and/or its subsidiary companies. During the three and nine months ended September 30, 2006 and 2005, total amounts paid by the Company to these related parties are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2006	2005	2006	2005
Legal services and commissions paid on premiums for insurance coverage	$354	$1,300	$1,947	$4,500
Telecommunications and programming services	-	-	-	1,600
Interest charges and other financing fees	-	-	-	22,000
	$354	$1,300	$1,947	$28,100

During the three and nine months ended September 30, 2006 and 2005, the Company made payments to companies controlled by the controlling shareholder of the Company as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2006	2005	2006	2005
Net charges for business use of aircraft and other administrative services	$106	$(6)	$548	$295

As disclosed in Note 18 to the Annual Audited Consolidated Financial Statements for the year ended December 31, 2005, with the approval of a special committee of the Board of Directors, the Company entered into an arrangement to sell to the controlling shareholder of the Company, for $13.0 million in cash, the shares in two wholly owned subsidiaries whose only asset consists of tax losses aggregating approximately $100 million. The special committee was advised by independent counsel and engaged an accounting firm as part of their review to ensure that the sale price was within a range that would be fair from a financial point of view. Further to this arrangement, on April 7, 2006, a company controlled by the controlling shareholder of the Company purchased the shares in one of these wholly owned subsidiaries for cash of $6.8 million.

On July 24, 2006, the shares of the second wholly owned subsidiary were purchased by a company controlled by the controlling shareholder for cash of $6.2 million.

Rogers Communications Inc.	16	Third Quarter 2006

12. Contingency:

On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada, including the Company. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation, false advertising and unjust enrichment arising out of the charging of system access fees. The plaintiffs are seeking un-quantified damages from the defendant wireless communications service providers. In July 2006, the Saskatchewan court denied the plaintiffs’ application to have the proceeding certified as a class action. However, the court granted leave to the plaintiffs to renew their applications in order to address the requirements of the Saskatchewan class proceedings legislation. Similar proceedings have also been brought against the Company and other providers of wireless communications in most of Canada. The Company has not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated.

13. Subsequent Events:

On October 30, 2006, the Board of Directors approved a two for one split of the Company’s Class A Voting and Class B Non-Voting shares subject to a special shareholder meeting which has been called for December 15, 2006. It is expected that shareholders of record as of the close of business on December 29, 2006 will receive one additional share of the relevant class for each share held upon distribution of the additional shares on or about January 5, 2007. The Board also approved that the maximum number of Class A Voting shares authorized to be issued should be increased by 56,233,894 to accommodate this split.

Information pertaining to shares and earnings per share has not been restated in the accompanying unaudited consolidated financial statements and notes to the unaudited interim consolidated financial statements to reflect this split. This information will be presented in the Company’s financial statements once the stock split becomes effective. Earnings per share, on a pro forma basis, reflecting the impact of this split for the three and nine months ended September 30, 2006 and 2005 is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands, except per share amounts)	2006	2005	2006	2005
Numerator:
Net income - basic and diluted	$153,961	$48,887	$446,318	$22,054

Denominator:
Weighted average number of Class A and Class B shares outstanding:
Basic	633,314	583,054	630,842	563,132
Effect of dilutive securities:
Employee stock options	10,602	15,054	9,608	12,748
Diluted	643,916	598,108	640,450	575,880

Earnings per share for the period:
Basic	$0.24	$0.08	$0.71	$0.04
Diluted	0.24	0.08	0.70	0.04

Rogers Communications Inc.	17	Third Quarter 2006

13. Subsequent Events (continued):

On October 30, 2006, the Board approved an increase in the annual dividend from C$0.15 to C$0.32 per Class A Voting and Class B Non-Voting share (on a pre-split basis) effective immediately. Additionally, the Company’s dividend distribution policy was modified to make dividend distributions on a quarterly basis instead of semi-annually. At the same time, the Board declared the first quarterly dividend of C$0.08 cents per share (on a pre-split basis) to be paid on January 2, 2007 to shareholders of record on December 20, 2006 reflecting the increased C$0.32 per share annual dividend level and the new quarterly distribution schedule.

On October 30, 2006, the Board proposed an amendment to the Class B Non-Voting shares of the Company such that each be changed into shares without par value from the current par value of $1.62478 subject to shareholder approval at the December 15, 2006 special shareholder meeting.

Rogers Communications Inc.	18	Third Quarter 2006